HYDROGENICS

SHIFT POWER | ENERGIZE YOUR WORLD

2015 ANNUAL REPORT



1766
Cavendish discovers hydrogen inflammable gas
1783
Lavoisier coins the name "hydrogen"
1800
Carlisle & Nicholson discover electrolysis
1839
William Grove develops the first fuel cell
1898
James Dewar discovers liquid hydrogen
1909
Haber-Bosh process for ammonia systhesis from hydrogen
1976
BMW Hydrogen combustion engine
1995
Hydrogenics founded
1996
Toyota reveals first hydrogen vehicle prototype
2000
Hydrogenics IPO
2001
First export sales to Japan and Germany
2002
Germany operations begin
2003
First Hydrogenics fuel cell for buses
2004
Delivery of first Hydrogenics backup fuel cells for data centres and telecom sites
2005
Stuart Energy Acquisition
2007
First commercial hydrogen fueling station supplied (Los Angeles, California)
2008
Commercial sales of "Dry-Dry" low pressure fuel cells begin
2009
Launch of Next-Generation Electrolyzer Platform
2011
Launch of Next-Generation Fuel Cell platform
2012
E.ON 2MW Power-to-Gas Plant in operation (Falkenhagen, Germany)
2014
Launch of Celerity Fuel Cell Power System for buses and trucks
2015
Kolon 1MW Power Plant in operation (South Korea)
E.ON 1.5 MW PEM Electrolyzer in operation (Hamburg, Germany)
20 YEARS
HYDROGENICS

TABLE OF CONTENTS

President's Message

At the conclusion of 2015, we celebrated 20 years of technology leadership in hydrogen and service to numerous customers around the globe. Looking back we recognize the incredible distance we have come in this short period of time. Like a marathon, such an achievement reflects persistence, tenacity, stamina, and the will to win. I would like to open this letter with a special acknowledgement to the Hydrogenics team that has served us so well. You have all demonstrated the indomitable spirit that it takes to bring hydrogen technology to the world, and every one of you should be proud of our amazing accomplishments over these last 20 years.

What we do every day matters, and it matters more and more in a world that must clearly change its ways. As global leaders gathered in Paris late last year to discuss climate change, it became evident that – finally – more people were coming to believe what we have known for quite some time. We need to shift power and energize the world in a whole new way. The team here at Hydrogenics has demonstrated again and again that "we're ready" to do just that.

Today we are solving some of the globe's biggest problems with the smallest molecule in the universe – hydrogen. Whether it's with energy storage or rail transport in Germany, clean power generation in Korea, or helping with the clean-up of the Fukushima nuclear site in Japan, we have shown time and again that we are the best in the world at leveraging hydrogen technology for clean energy solutions.

As we look forward to ultimately winning this marathon, there are three things to keep in mind. First, we must not rest on our laurels; our focus on safety, quality and cost reduction are still absolutely critical to our long term success. Second, demonstration of our technology at our customers' reference sites and projects is crucial to commercializing our applications and driving further adoption; these precious opportunities are the ticket to being part of the bigger game. And finally, our culture of collaborative teamwork internally – and with our customers – is a key success factor to attaining our goals.

From here we look forward to scaling significant global opportunities. In 2015 we planted the seeds for this step by winning our largest commercial order to date in Alstom Transport; commissioning our second Power-to-Gas project with E.ON; starting our 1MW power plant in Korea with Kolon; and successfully completing our pilot trial for tritium treatment with Kurion. These were four critical steps in one year, all demonstrating the durable differentiation of our technology in intense global competitive processes. Each one of these programs fits within larger stories at global scale representing significant growth opportunities. Our strategy features many applications based on two standardized platforms, and there will be a multiplicative effect as growth in one area brings advantages and cost benefits to the others across our technology portfolio – resulting in margin expansion. During 2016 we anticipate additional developments pointing to progress across each of these global scaling opportunities. All the key elements are there to exit 2016 as a very different company. Scaling profitable growth is now in sight.

As we press on to win this marathon we will demonstrate that "we're ready" to shift power and energize the world in a whole new way.

Daryl C.F. Wilson

President & Chief Executive Officer

Management's Responsibility for Financial Reporting

Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been prepared by management and approved by the Board of Directors of Hydrogenics Corporation (the "Company"). The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in "Management's Report on Internal Control Over Financial Reporting." Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the consolidated financial statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditor's report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The shareholders' auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been audited by the shareholders' independent auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, and their report is provided herein.





Daryl C. F. Wilson
President and Chief Executive Officer

Robert Motz
Chief Financial Officer

March 8, 2016
Mississauga, Ontario

The following Management's Discussion and Analysis ("MD&A") of Hydrogenics Corporation ("Hydrogenics" or the "Company") should be read in conjunction with the Company's Audited Consolidated Financial Statements and related notes for the year ended December 31, 2015. The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company uses certain non-IFRS financial performance measures in this MD&A. For a detailed reconciliation of each of the non-IFRS measures used in this MD&A, please see the discussion under "Non-IFRS Measures" below.

In this MD&A, all currency amounts (except per unit amounts) are in thousands and, unless otherwise stated, they are in thousands of United States dollars ("US Dollars"). The information presented in this MD&A is as of March 8, 2016, unless otherwise stated.

Additional information about Hydrogenics, including our 2015 Audited Consolidated Financial Statements and our Annual Report on Form 40-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the "Forward-looking Statements" cautionary notice on page 25 of this MD&A.

"Hydrogenics" or the "Company" or the words "our," "us" or "we" refer to Hydrogenics Corporation and its subsidiaries.

1 Our Business

Hydrogenics, together with its subsidiaries, is a globally recognized leader in the design, development and manufacture of hydrogen generation, energy storage and fuel cell products based on water electrolysis technology and proton exchange membrane ("PEM"), technology. Hydrogenics' mission is to provide safe, secure, sustainable and emission free energy as a leading global provider of clean energy solutions based on hydrogen. We maintain operations in Belgium, Canada and Germany with satellite offices in the United States and branch offices in Russia and Indonesia.

We believe our intellectual property provides us with a strong competitive advantage and represents a significant barrier to entry. As part of our portfolio, we maintain a collection of innovative energy storage patents with broad and exclusive rights concerning the use of excess electrical power to produce hydrogen from water while simultaneously providing electric grid stabilization services. We believe these patents place Hydrogenics in the strongest possible position to build our company over the long term and will continue to strengthen our efforts as electric grid operators look to hydrogen as an important strategy for utility-scale energy storage.

We operate in various geographic markets and organize ourselves in two reportable segments being Onsite Generation and Power.

2 Growth Strategy

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, gas utilities, merchant gas companies and end-users requiring highly reliable products offered at competitive prices. We believe our success will be substantially predicated on the following factors:

Increasing Market Penetration

At December 31, 2015, we had 16 full-time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives, including maintaining close contact with our more significant customers. In the year, significant efforts were made in the sales function; including repositioning of responsibilities to permit dedicated leadership for the sales function, obtaining detailed assessments of markets, and leveraging our strategic relationships with companies such as Enbridge and Kolon.

2015 was a strong year for product launches. In Power Systems, we launched a 1MW stationary baseload power system with our Korean partner Kolon Water and Energy. The unit began commercial operation in October 2015 at a refinery site in Korea. On the mobility front Hydrogenics signed a 10 year contract to develop and supply hydrogen fuel cell propulsion systems for Alstom Transport for passenger rail in Europe, In Q4 the first prototype was shipped to Alstom Transport to begin early trials. In On Site Generation, our customer E.ON, a major global energy and gas company headquartered in Germany, went live with our 1.5 Megawatt ("MW") unit using our newer PEM electrolyzer technology in Hamburg Germany. This energy storage application is in addition to the 2MW application of alkaline electrolysis that was sold in 2012. We are now the only company in the world to successfully launch PEM technology that can absorb a MW of energy in a single PEM stack. In addition, Hydrogenics shipped and successfully started a 0.5 MW electrolyser for Kurion, an environmental company specializing in the cleanup of radioactive contaminated water. Kurion has been a key player in the decontamination of the Fukushima plant in Japan. The electrolyser is part of a pilot plant that if successful could be the technology selected by Japan to remediate the expanding volume of tritiated water at Fukushima.

Additionally, we have developed or maintained relationships with third parties we believe are well positioned in our relevant markets to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies, such as Air Liquide and Linde Gas. In the energy storage market, it is leveraging our strategic relationship with Enbridge as well as our global contacts with other large utilities, gas companies and regulators

We are also noting increased success in partnering with companies to develop hydrogen fueling stations using our electrolysis technology as automobile manufacturers begin to roll out hydrogen fuel cell vehicles at commercial production levels (principally for the European, Asian and California markets).

Future Markets

Hydrogenics is pioneering Power-to-Gas, an innovative energy conversion and storage solution using electrolysis. Power-to-Gas is the three-step process of integrating renewable sources of generation by load-following, converting the surplus electricity to hydrogen or renewable gas, and leveraging the existing natural gas infrastructure for seasonal storage. An electrolyzer provides the rapid, dynamic response to the Independent System Operator's signals to accurately load-follow the intermittent generation pattern of renewable sources such as wind turbines. The hydrogen produced is injected into the natural gas system and can be intermingled with natural gas and thus additional storage vessels are not needed. Surplus electricity can be stored for consecutive days or even consecutive weeks without the need to discharge; it is a seasonal storage capability. This energy storage solution bridges the power grid and the gas grid to unlock new options. It enhances the flexibility of managing the power grid and provides the means to capitalize on the vast potential of alternative sources of generation to produce a local source of renewable gas to de-carbonize the gas system. Hydrogenics is working with global energy utilities such as E.ON and Enbridge to commercialize Power-to-Gas energy storage globally.

We also are promoting electrolysis in hydrogen fueling stations as possible Power-to-Gas solutions at a distributed storage level. The electrolyzer can be used to generate hydrogen during periods of surplus energy levels, thus absorbing the excess energy at lower cost to generate hydrogen. This hydrogen is then stored at site and can be used to fuel hydrogen cars and buses. If the surplus power is generated from renewable energy sources such as wind and solar, the potential exists for a completely green solution as hydrogen fuel cell vehicles emissions emit only water vapor.

Within our OnSite Generation business segment, we remain focused on two key areas. First, reducing the cost of our HySTAT® alkaline electrolyzer and improving its efficiency. Innovation in the design, elimination of non-value adding components, improved component sourcing and fundamental electrochemical improvements have all contributed to ongoing cost reduction initiatives in 2015. We also recognize the opportunity for larger scale energy storage installations and are continuing to develop significantly scale-up products to better meet this market opportunity. Second, we are looking at continuing the rollout of PEM electrolysis, particularly in the area of Power-to-Gas where the PEM technology provides a more scalable solution than alkaline electrolysis at higher power levels.

Within our Power Systems business segment, we spent much of 2015 focusing on further reducing the cost of a fully integrated fuel cell system inclusive of its components. We have achieved significant cost reduction milestones but will continue to further improve the financial viability of the product in the marketplace by looking at both scale (increased volume ordering from suppliers) as well as bringing components of the supply chain in-house to further reduce production cost.

3 Overall Performance

Selected Financial information
(in thousands of US dollars, except per share amounts)

	2015	2014	2013	2015 vs 2014 % Favourable (Unfavourable)	2014 vs 2013 % Favourable (Unfavourable)
OnSite Generation	$ 23,556	$ 30,192	$ 24,078	(22%)	25%
Power Systems	12,308	15,356	18,335	(20%)	(16%)
Total Revenue	35,864	45,548	42,413	(21%)	7%
Gross profit	5,971	11,214	12,061	(47%)	(7%)
Gross Margin %	*17%*	*25%*	*28%*		
Selling, General and Administrative Expenses	10,215	11,756	16,275	13%	28%
Research and Product Development Expenses	4,070	3,284	2,566	(24%)	(28%)
Income (Loss) from Operations	(8,314)	(3,826)	(6,783)	(117%)	44%
Net Loss	$ (11,442)	$ (4,523)	$ (8,908)	(153%)	49%
Net Loss Per Share	$(1.12)	$(0.47)	$(1.04)	(138%)	55%
Cash Operating Costs[1]	$ 14,102	$ 13,939	$ 13,546	(1%)	(3%)
Adjusted EBITDA[1]	(7,875)	(2,539)	(1,217)	(210%)	(109%)
Cash used in Operating Activities	(5,838)	(14,944)	(9,197)	61%	(62%)
Cash & Cash Equivalents (including Restricted Cash)	24,901	10,421	13,847	139%	(25%)
Total Assets	59,368	47,555	40,070	25%	(19%)
Total Non-Current Liabilities (excluding Deferred Revenue)	$ 4,059	$ 4,619	$ 4,076	12%	(13%)

1 Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Refer to section 17 - Reconciliation of Non-IFRS Measures.

Highlights for the year ended December 31, 2015 compared to the year ended December 31, 2014

- Revenues decreased by $9.7 million or 21% to $35.9 million for the year ended December 31, 2015 compared to $45.5 million in the prior year. Of the total decrease of $9.7 million, $5.0 million or 52% of the decline was due to the impact of the weakening euro year-over-year against the US dollar. The balance of the decline of $4.7 million was due to reduced order volume in both the Power Systems and OnSite Generation groups.

- During 2015, the Company received new orders for $14.9 million (2014 - $36.3 million) for the OnSite Generation business and $58.5 million (2014 - $17.2 million) for the Power Systems business.

	Dec 31, 2014 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2015 backlog
OnSite Generation	$ 28.3	$ 14.9	$ (2.5)	$ 23.6	$ 17.1
Power Systems	33.9	58.5	(3.9)	12.3	76.2
Total	**$ 62.2**	**$ 73.4**	**$ (6.4)**	**$ 35.9**	**$ 93.3**

- Of the above backlog of $93.3 million, we expect to recognize $22.3 million in the following twelve months as revenue. In addition, revenue for the year ending December 31, 2016 will also include orders received and delivered in 2016.

- Gross profit decreased $5.2 million to $6.0 million, or 16.6% of revenue, driven by the decrease in revenue during 2015 bringing production capacity down from normal levels, several key first-of-a-kind projects that had a lower margin profile, changes in product mix (including a lower proportion of custom projects, including engineering services), as well as gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar.

- Selling, general and administrative ("SG&A") expenses for 2015 of $10.2 million were lower by $1.6 million or 13% compared to $11.8 million for the year ended December 31, 2014. The improvement over the prior year was due largely in part to the weakening of the euro and the Canadian dollar relative to the US dollar. Also contributing to the decrease is the reversal of previously recorded stock based compensation due to changes in managements estimates, as well as a mark-to-market adjustment on the deferred share units ("DSUs") and restricted share units ("RSUs") compared to the prior year as a result of the decline in share price to C$12.35 the end of 2015 from C$15.42 per share at the end of 2014.

- Research and product development ("R&D") expenses were $4.1 million for the year ended December 31, 2015 compared to $3.3 million in 2014, with the increase due primarily to a reduction in R&D funding in OnSite Generation of $1.0 million, increased spending on R&D projects, specifically related to power to gas projects partially offset by a reduction of R&D expenses due to the weakening of the euro and the Canadian dollar relative to the US dollar.

- The Adjusted EBITDA loss increased to $7.9 million for the year ended December 31, 2015 from $2.5 million for last year, for the reasons noted above.

- Net loss for the year ended December 31, 2015, was $11.4 million or $1.12 per share compared to a net loss of $4.5 million or $0.47 per share for the prior year. The net loss in the current period reflects i) the lower revenues and lower margins ($5.2 million); ii) an increase in other finance loss due to the issuance and subsequent adjustment of warrants ($0.9 million) and fair value adjustments relating to held for trading foreign exchange forward contract ($0.6 million); iii) increased interest expense due to interest expense on the institutional long-term debt entered into in 2015 ($0.5 million), financing costs related to the institutional long-term debt ($0.3 million); and iv) an increase in R&D

expenses ($0.8 million). This was partially offset by the decrease in SG&A expenses described above.

- Cash operating costs were $14.1 million in the current year compared to $13.9 million for 2014, with the higher costs a result of an increase in R&D expenditures partially offset by lower SG&A expenses.

Highlights for the year ended December 31, 2014 compared to the year ended December 31, 2013

- Revenues increased by $3.1 million or 7% to $45.5 million for the year ended December 31, 2014 compared to $42.4 million in the prior year. Increase in revenue was due to increases in Onsite Generation revenues offset by decreases in Power Systems revenue in the current year as a result of orders from Q1 and Q2 of 2013 with no comparable orders during the same periods in 2014. During the 2014, the Company received new orders for $36.3 million (2013 - $27.6 million) for the OnSite Generation business and $17.2 million (2013 - $9.3 million) for the Power Systems business.

	Dec 31, 2013 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	December 31, 2014 backlog
OnSite Generation	$ 22.5	$ 36.3	$ (0.3)	$ 30.2	$ 28.3
Power Systems	34.5	17.2	(2.5)	15.3	33.9
Total	**$ 57.0**	**$ 53.5**	**$ (2.8)**	**$ 45.5**	**$ 62.2**

- SG&A expenses for 2014 of $11.8 million were lower by $4.5 million or 28% compared to $16.3 million for the year ended December 31, 2013. The improvement over the prior year was primarily due to the mark-to-market adjustment on the restricted share units ("RSUs") and deferred share units ("DSUs") compared to the prior year as a result of the decline in share price to C$15.42 the end of 2014 from C$20.42 per share at the end of 2013.

- R&D expenses were $3.3 million for the year ended December 31, 2014 compared to $2.6 million in 2013, with the increase due to the development of the Company's Celerity™ fuel power system for medium and heavy duty vehicles and power to gas projects.

- Net loss for the year ended December 31, 2014, was $4.5 million or $0.47 per share compared to a net loss of $8.9 million or $1.04 per share for the prior year. The 49% improvement in the net loss reflects the impact of the lower mark-to-market adjustment on the value of RSUs and DSUs in the current year indicated above, somewhat offset by lower margins in the current year compared to the prior year.

- Cash operating costs were $13.9 million in the current year compared to $13.5 million for 2013, with the higher costs a result of an increase in R&D spending partially offset by lower SG&A expenses due to the impact of exchange rate fluctuations.

- The Adjusted EBITDA loss increased to $2.5 million for the year ended December 31, 2014 from $1.2 million for 2013. The decline resulted from lower margin sales and higher research and development costs in the current year.

4 Operating Results

Business Segment Review

We report our results in two business segments, being OnSite Generation and Power Systems. Our reporting structure reflects the way we manage our business and how we classify our operations for planning and measuring performance. The corporate office and administrative support is reported under Corporate and Other.

OnSite Generation

Our OnSite Generation business segment is primarily based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets.

Historically the demand for onsite generation of hydrogen gas has been driven by relatively modest market applications for industrial hydrogen. A typical unit for these applications would generate 20-60 normal cubic meters of hydrogen and consume 100-300kW of electrical energy. Recently we have seen several applications which would consume 10-100 megawatts (MW) of power, which is 100-300 times larger than a typical industrial unit to date. The emergence of these applications has appeared slowly with customer and government support. Today several third party studies and internal work by lead customers suggests substantial long term opportunity for "power to gas", an application for energy conversion and storage. Very large scale industrial applications are also appearing such as de-tritiation of contaminated waste water at nuclear reactor sites.

Our OnSite Generation products are also sold to merchant gas companies and end-users requiring high purity hydrogen for industrial applications. These uses of our product are subject to fluctuation in new capital expenditures and plant expansions. We also sell and service products for hydrogen fueling stations for transportation applications.

The worldwide market for hydrogen is estimated at $5 billion annually. We believe the annual market for on-site hydrogen generation equipment is approximately $100 million to $200 million, although the size of the addressable market for on-site hydrogen generation equipment could more than double if energy storage and electrolysis based hydrogen fueling stations gain widespread acceptance.

Selected Financial Information

	Years ended December 31		
	2015	2014	% Favourable (Unfavourable)
Revenues	**$ 23,556**	$ 30,192	(22%)
Gross profit	**3,391**	6,102	(44%)
Gross margin %	***14%***	*20%*	*(29%)*
Selling, General and Administrative Expenses	**2,665**	3,293	19%
Research and Product Development Expenses	**1,917**	1,070	(79%)
Segment Income (Loss)	**$ (1,191)**	$ 1,739	(168%)

Revenues decreased by $6.6 million or 22% to $23.6 million for the year ended December 31, 2015 compared to $30.2 million for 2014. Revenue in 2015 consisted of the sale of electrolyzer products to customers in industrial gas markets, hydrogen fueling stations and energy storage projects. Revenues decreased due to a decline in new capital expenditures and plant expansion expenditures (in particular in key markets such as Eastern Europe and Russia) as well as the weakening of the euro which impacted revenue by approximately $3.7 million. Orders awarded for the year ended December 31, 2015 were $14.9 million (December 31, 2014 – $36.3 million). At December 31, 2015 we had $14.8 million of confirmed orders (December 31, 2014 – $28.3 million), to be delivered and recognized as revenue in 2016.

Gross Margin declined in 2015 to 14% compared to 20% in 2014 primarily due to the decrease in revenue during 2015, bringing production capacity down from anticipated levels, lower margin orders – in particular in key first-of-a-kind projects as well as gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar.

SG&A Expenses were $2.7 million for the year ended December 31, 2015, a decrease of $0.6 million due to the impact of the weaker euro relative to the US dollar, as well as reduced sale costs attributable to lower revenue/order intake.

R&D Expenses were $1.9 million during 2015 compared to spending of $1.1 million for the year ended December 31, 2014 attributable to reduced funding on the current projects, partially offset by projects nearing the completion stage, as well as the impact of the weaker euro relative to the US dollar.

Segment Income (Loss) decreased $2.9 million to a loss of $1.2 million for the year ended December 31, 2015 compared to a gain of $1.7 million for the prior year.

Power Systems

Our Power Systems business segment is primarily based in Mississauga, Canada, with a satellite facility in Gladbeck, Germany. Our Power Systems business is based on proton exchange membrane ("PEM") fuel cell technology, which transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen into electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. Our HyPM® products are configured into multiple electrical power outputs ranging from three kilowatts to multiple megawatts with ease of integration, high reliability and operating efficiency, delivered from a highly compact unit.

Our target markets include stationary power applications, backup power for telecom, data centre installations and motive power applications, such as trains, buses, trucks and utility vehicles. Additionally, our products are sold for prototype field tests intended to be direct replacements for traditional lead-acid battery packs for motive applications. The military, historically an early technology adopter, is a specialized market for our innovative fuel cell based products. Our target addressable markets (stationary power, telecom back up power, data centre and mobility) are estimated to be in excess of $2 billion specifically related to hydrogen power technology.

The worldwide market for data centre backup power is estimated to be in excess of $6 billion and the market for telecom backup power is estimated to be $2 to $3 billion in the United States alone, based on a complete displacement of existing products serving this market.

Selected Financial Information

	Years ended December 31 2015	2014	% Favourable (Unfavourable)
Revenues	$ 12,308	$ 15,356	(20%)
Gross Profit	2,580	5,112	(50%)
Gross margin %	*21%*	*33%*	*(37%)*
Selling, General and Administrative Expenses	3,920	4,143	5%
Research and Product Development Expenses	2,126	2,194	3%
Segment Income (Loss)	$ (3,466)	$ (1,225)	(183%)

Revenues decreased $3.0 million or 20% to $12.3 million for the year ended December 31, 2015 compared to $15.4 million for 2014. Revenue for 2015 excluding the foreign exchange impact due to the weakening of the euro, decreased $1.7 million. While order intake significantly increased, in the current year there was a decrease in the revenue recognized due to the long term nature of significant projects. Orders awarded for the year ended December 31, 2015 were $58.5 million (December 31, 2014 - $17.2 million). At December 31, 2015, backlog was $76.2 million of confirmed orders for Power Systems' products and services (December 31, 2014 - $33.9 million), with $7.5 million of this backlog expected to be recognized as revenue in 2016.

Gross Margin declined to 21% during 2015 from 33% for the prior year, with the decline in the current period reflecting gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar, as well as a lower proportion of custom projects, including engineering services, which generally have higher gross margins combined with the impact of the lower margin German project to a research organization in the current period.

SG&A Expenses decreased by 5% to $3.9 million for the year ended December 31, 2015 compared to $4.1 million for the prior year. Expenses were lower in the current year due to the weakening Canadian dollar relative to the US dollar.

R&D Expenses at $2.1 million for the year ended December 31, 2015 were consistent with the year ended December 31. 2014, due to increased spending on R&D projects, specifically related to power to gas projects, offset by the impact of the weakening Canadian dollar relative to the US dollar.

Segment Loss declined $2.2 million to a loss of $3.5 million for the year ended December 31, 2015 compared to a loss of $1.2 million for the year ended December 31, 2014.

Corporate and Other

Selected Financial Information

	Years ended December 31		
	2015	2014	% Favourable (Unfavourable)
Selling, general and administrative expenses	$ 3,630	$ 4,320	16%
Research and product development expenses	27	20	(35%)
Net other finance gains (losses)	(1,338)	(180)	(643%)
Loss on joint venture	(40)	(94)	57%
Interest income (expense)	(1,322)	(540)	(145%)
Foreign exchange gains (losses) net	(428)	117	(466%)
Total	$ (6,785)	$ (5,037)	(35%)

SG&A Expenses decreased by $0.7 million or 16% to $3.6 million for the year ended December 31, 2015 compared to $4.3 million for 2014. The improvement over the prior year was due largely in part to the weakening of the euro and the Canadian dollar relative to the US dollar. Also contributing to the decrease is the reversal of previously recorded stock based compensation due to changes in managements estimates, as well as a mark-to-market adjustment on the deferred share units ("DSUs") compared to the prior year as a result of the decline in share price to C$12.35 the end of 2015 from C$15.42 per share at the end of 2014.

R&D Expenses were less than $0.1 million for the year ended December 31, 2015 consistent with the prior year and reflect the cost of maintaining our intellectual property.

Net Other Finance Gains (Losses) increased by $1.1 million to a loss of $1.3 million for the 2015 year compared to a loss of $0.2 million at the end of 2014. The decrease is due to i) the issuance of warrants ($0.9 million); and (ii) fair value adjustments relating to held for trading foreign exchange forward contract ($0.6 million).

Interest expense increased by $0.8 million to $1.3 million for the 2015 year. The increase is due to interest expense on the institutional long-term debt entered into in 2015 ($0.5 million); and (iv) financing costs related to the institutional long-term debt ($0.3 million).

5 Financial Condition

	December 31 2015	December 31 2014	Increase/(decrease) $	%
Cash, cash equivalents, restricted cash and short-term investments	$ 24,901	$ 10,421	$ 14,480	139%
Trade and other receivables	10,419	12,900	(2,481)	(19%)
Inventories	14,270	14,698	(428)	(3%)
Operating borrowings	1,086	-	1,086	100%
Trade and other payables	7,776	11,769	3,993	(34%)
Financial liabilities	9,034	1,387	7,647	551%
Warranty provisions (current and non-current)	3,193	2,547	646	25%
Deferred revenue (current and non-current)	14,910	12,912	1,998	15%
Other non-current liabilities	$ 3,121	$ 3,464	$ (343)	(10%)

Cash, cash equivalents, restricted cash and short-term investments were $24.9 million, an increase of $14.5 million or 139%. Refer to Section 9 - Liquidity for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $10.4 million, a decrease of $2.5 million or 19% due to the collection of outstanding receivables in the period as well as the revaluation of Canadian and euro receivables at current rates as well as a decrease in accrued receivables relating to the contract for integrated power propulsion systems for an OEM, where revenue and receivables are recognized using the percentage of completion method, for which the timing of the cash collected on outstanding receivables for this project does not correspond to recognition of the revenue and receivables.

Inventories were $14.3 million compared to $14.7 million, a decrease of 3%. Excluding the foreign exchange impact as a result of the lower value of the euro and Canadian dollar when compared to the US dollar in the current period, inventories in fact increased approximately $1.1 million as a result of expected product deliveries during early 2016.

Trade and other payables were $7.8 million, a decrease of $4.0 million compared to $11.8 million at the end of December 31, 2014. Excluding the impact of an decrease due to the foreign exchange impact as a result of the lower value of the euro and Canadian dollar when compared to the US dollar in the current period, trade and other payables decreased $3.3 million. The decrease is a result of greater suppliers payments for inventory shipped during the fourth quarter of 2015 as compared to 2014.

Financial liabilities were $9.0 million, an increase of $7.6 million, primarily as a result of the current portion of the institutional debt of $7.1 million, combined with the warrant liability of $0.8 million.

Warranty provisions were $3.2 million, an increase of $0.6 million from $2.5 million at December 31, 2014. Excluding the impact of an decrease due to the foreign exchange impact as a result of the lower value of the euro and Canadian dollar when compared to the US dollar in the current period, the warranty provision increased $0.9 million. The increase is due to additional provisions related to the delivery of newly re-designed alkaline electrolyzers in our OnSite Generation segment which may require additional costs to finalize the product design and units located at customer sites.

Deferred revenues were $14.9 million, an increase of $2.0 million or 15%. Excluding the impact of an decrease due to the foreign exchange impact as a result of the lower value of the euro and Canadian dollar when compared to the US dollar in the current period, the deferred revenue increased $2.8 million reflecting customer deposits received on order bookings in the OSG business segment.

Other non-current liabilities were $3.1 million at December 31, 2015, a decrease of $0.3 million or 10%, due primarily to repayments on the repayable government contributions during 2015.

6 Summary of Quarterly Results

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2015.

	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1
Revenues	**$ 11,321**	$ 9,644	$ 7,368	$ 7,531	$ 15,673	$ 11,093	$ 10,723	$ 8,059
Gross Profit	**1,675**	2,101	1,042	1,153	2,989	3,067	3,240	1,918
Gross Margin %	**15%**	22%	14%	15%	19%	28%	30%	24%
Adjusted EBITDA[1]	**(1,838)**	(1,382)	(2,342)	(2,313)	160	(683)	(288)	(1,728)
Net (Loss) Income	**(2,122)**	(2,192)	(3,701)	(3,427)	612	(1,262)	(125)	(3,748)
Net (Loss) Income Per Share - (Basic and Fully Diluted)	**$ (0.20)**	$ (0.22)	$ (0.37)	$ (0.34)	$ 0.06	$ (0.13)	$ (0.01)	$ (0.40)
Weighted Average Common Shares Outstanding	**10,518,178**	10,092,375	10,091,498	10,090,481	10,089,891	10,089,508	9,605,220	9,073,527

1. Adjusted EBITDA is a Non-IFRS measure, refer to Section 17 – Reconciliation of Non-IFRS Measures.

7 Fourth Quarter

Revenues for the fourth quarter were $11.3 million as a result of a higher volume of large orders being delivered in the fourth quarter compared to prior quarters.

Gross Margin was 15% in the fourth quarter, lower than previous quarters, due to product mix (higher volume of lower margin product in the quarter, additional warranty costs charged in the period in the OnSite Generation segment for first of a kind projects, as well as gross margin compression as a result of the weakening euro and Canadian dollar relative to the US dollar and its impact on the procurement of US dollar based components of cost of sales for euro revenue business.

Adjusted EBITDA was a loss of $1.8 million, an increase in the loss from the third quarter due to the Company's lower gross margin.

Net loss was $2.1 million compared to a net loss of $2.2 million in the prior quarter due to the Company's lower gross margin in the quarter, partially offset by reduced SG&A expenses as well as reduced R&D expenditures.

8 Outlook

Our strategy is to profitably grow hydrogen energy solutions for diverse applications globally. During 2015 several important milestones were realized in support of this strategy and position us well for further growth in 2016 and onward. Most notably we commissioned our second power to gas facility with E.ON. This milestone firmly establishes the commercial scale building block for much multi MW facilities in the future. We have communicated the pipeline condition for this application at approximately 80 MW of projects worth in excess of $80 million. The realization and timing of these opportunities is dependent on competitive process, funding and policy evolution in the European Union of which we expect further clarity in 2016.

Although 2015 results were negatively impacted by order timing and the weakening euro to the US dollar, we are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization and our pipeline remains robust. We are also seeing a gradual maturation around the regulatory framework needed to integrate energy storage into an overall energy framework to permit its cost effective rollout. In addition, we continue to witness governments in many jurisdictions showing a willingness to increase spending on

alternative energy projects for the same purpose. We believe we are well positioned to benefit from government initiatives in Canada, the European Union (particularly in Germany) and the United States (particularly in California), which we expect will positively impact our business. Recently, an increase in interest in our power-to-gas application and orders for energy storage and fueling stations in Europe, California, the UK and other geographies has signaled what we believe could be a significant increase in opportunities in the markets we serve.

For stationary power fuel cell applications, the delivery and successfully commissioning and commercial operation of a one MW stationary fuel cell power plant in South Korea with our partner Kolon opens opportunities for future growth in stationary power applications in Korea as the success of the pilot plant provides the potential opportunity to scale into a multi-megawatt installation at the current pilot site and other sites.

The third milestone achieved this year which impacts our outlook is the company's largest commercial order for propulsion systems with Alstom Transport at 50 million euros. This opportunity shows the commercial maturity and strong competitive positioning of our fuel cell technology. The first prototype of this order was delivered in Q4. We anticipate further opportunity for our heavy duty fuel cell modules in other propulsion applications in the near future.

Finally, we recently disclosed our participation with our partner Kurion for a process to remove tritium from nuclear reactor waste water. The pilot plant was delivered and successfully started in Q4 of 2015. Should the current pilot prove successful and be selected by the Japanese government, Hydrogenics would supply an electrolysis process for more than 100 megawatts. The timing and full realization of these four opportunities cannot be assured or specifically established. It is however important to understand the magnitude of these opportunities and the transformative impact that any one of them will have on the business going forward.

The traditional on-site industrial hydrogen market has seen weakness in the most recent quarter. Success in this market is correlated to the economies of regions which do not have ready access to hydrogen delivery by truck or pipeline. As costs of truck transport rise the competitiveness of the onsite solution improves.

Over the past few years, we have taken significant steps to reduce operating and product costs, streamline our operations and consolidated financial position. At December 31, 2015, our order backlog was $93.3 million (December 31, 2014 - $62.2 million) spread across numerous geographical regions, of which $22.3 million is expected to be recorded as revenue in the next twelve months.

However, as a global company, we are subject to the risks arising from adverse changes in global economic and political conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable. In particular, currency fluctuations could have the impact of significantly reducing revenue and gross margin as well as the competitive positioning of our product portfolio. These macroeconomic and geopolitical changes could result in our current or potential customers reducing purchases or delaying shipment which could cause revenue recognition on these products to shift into 2017.

9 Liquidity

Cash Used in Operating Activities

	Year ended December 31		
	2015	2014	$ Change
Net loss	$ (11,442)	$ (4,523)	$ (6,919)
(Increase) decrease in restricted cash	2,172	(1,825)	3,997
Net change in non-cash working capital	1,598	(10,457)	12,055
Other items not affecting cash	1,834	1,861	(27)
Cash used in operating activities	$ (5,838)	$ (14,944)	$ 9,106

Cash used in operating activities during 2015 decreased by $9.1 million to $5.8 million compared to $14.9 million used in 2014.

Restricted cash decreased by $4.0 million as a result of fewer funds deposited with certain financial institutions to support bank guarantees and letters of credit on customer deposits.

Net change in non-cash working capital increased $12.1 million as a result of increases in unearned revenue, a decrease in receivables, partially offset by a decrease in payables as described above under Section 5 - Financial Condition.

Cash Used in Investing Activities

	Year ended December 31		
	2015	2014	$ Change
Proceeds on disposals	$ -	$ 10	$ (10)
Purchases of property plant and equipment	(2,028)	(871)	(1,157)
Receipt of IDF government funding	118	-	118
Purchase of intangibles	(105)	(110)	5
Investment in joint venture	-	(2,307)	2,307
Cash used in investing activities	$ (2,015)	$ (3,278)	$ 1,263

Cash used in investing activities during 2015 was $ 2.0 million compared to $3.3 million for the year ended December 31, 2014 with the decrease due to the investment in the Kolon Hydrogenics joint venture during the year ended December 31, 2014, which did not have a similar expenditure for the year ended December 31, 2015. Offsetting this decrease was increased purchases of property, plant and equipment of $1.2M. The current year expenditures related primarily to the Ontario Canada, IESO 2 MW Power-to-Gas storage project, as well as expenditures on cost-reducing production equipment.

Cash Provided By Financing Activities

	Year ended December 31		
	2015	2014	$ Change
Repayment of repayable government contributions	$ (213)	$ (498)	$ 285
Proceeds of borrowings	6,866	854	6,012
Proceeds of operating borrowings	1,113	-	1,113
Repayment of operating borrowings	-	-	-
Common shares issued, warrants and options exercised	17,559	13,666	3,893
Cash provided by (used in) financing activities	$ 25,325	$ 14,022	$ 11,303

In the second quarter of 2015, we entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7.5 million. Net proceeds after financing fees were $6.9 million.

On December 16, 2015, the Company completed a public offering for which the Company issued 2,448,385 shares for gross proceeds of $19.0 million inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $17.5 million

Changes in cash provided by financing activities for the year ended December 31, 2015 was $25.3 million compared to $14.0 million in the prior year with the issuance of 2,448,385 shares for net proceeds of $17.5 million as described above, net proceeds of borrowings & operating borrowings of $8.0 million, partially offset by the scheduled repayment of repayable government contributions.

In the first quarter of 2014, we filed a final short form base shelf prospectus with certain Canadian and US securities regulatory authorities. The shelf prospectus allowed us to offer, from time to time over a 25-month period, up to $100 million of debt, equity and other securities. On May 13, 2014 the Company and CommScope, Inc. of North Carolina ("CommScope") entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 shares by CommScope) at a price of $15 per share. On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds to the Company, after underwriting fees and expenses were $13,545.

Contractual Obligations

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt[1], including current portion	$ 12,282	$ 7,663	$ 1,939	$ 1,817	$ 863
Operating borrowings	1,086	1,086	-	-	-
Operating leases	3,065	800	1,226	770	269
Purchase obligations	9,440	9,435	5	-	-
Repayable government contributions	368	208	160	-	-
Total contractual obligations[2]	$ 26,241	$ 19,192	$ 3,330	$ 2,587	$ 1,132

1. Represents the undiscounted amounts payable as disclosed below under "Other Loan Facilities".
2. The table excludes the DSU liability of $746 included in our current liabilities which relate to units that are only settled once a director resigns as a director.
3. The table excludes the warrant liability of $752 included in our financial liabilities.

Credit and Loan Facilities

On May 7, 2015, Hydrogenics entered into a loan agreement with a syndicate of lenders for an 18 month loan of $7.5 million, included in the terms of the loan agreement, was the issuance of 250,000 warrants to lenders. Each warrant is exercisable for one common share of the Company at an exercise price of US$10.85 per common share. The loan bears interest at an annual rate of 11%.

At December 31, 2015, we had a Belgian joint credit and operating line facility of €7 million. Under this facility, we may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €0.8 million; and may also borrow up to €1.3 million for general business purposes, provided sufficient limit exists under the overall facility limit of €7 million. Of this, €3.8 million or approximately $4.2 million was drawn as standby letters of credit and bank guarantees and €1 million or approximately $1.1 million was drawn as an operating line. At December 31, 2015, we had availability of less than €2.2 million or approximately $2.4 million (December 31, 2014 - $4.1 million) under this facility for use as letters of credit and bank guarantees.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1 million secured first charge covering all assets of the borrower. The credit facility contains a negative pledge precluding the borrower from providing security over its assets. Additionally, our Belgian subsidiary is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with our Corporate entity), divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At December 31, 2015, we were in compliance with these covenants.

At December 31, 2015 we also had a Canadian credit facility of $2.28 million. At December 31, 2015, $0.11 million was drawn as standby letters of credit and bank guarantees. At December 31, 2015, we had $2.16 million (December 31, 2014 - $1.88 million) available under this facility for use only as letters of credit and bank guarantees.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of our sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if we fail to perform our obligations under the sales contracts.

On September 28, 2011, we entered into a loan agreement with the Province of Ontario's Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to C$6.0 million. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. After this five-year period, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement. There is no availability remaining under this facility at December 31, 2015.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. We were in compliance with this covenant at December 31, 2015.

We may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. We may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics' results of operations or financial condition.

10 Capital Resources

We considers our capital employed to consist of shareholders' equity and total debt, net of cash and cash equivalents as follows:

		December 31, 2015		December 31, 2014
Shareholders' equity	$	20,248	$	15,476
Operating borrowings		1,086		-
Long term debt and repayable government contributions		10,326		3,475
Total		31,660		18,951
Less cash and cash equivalents and restricted cash		24,901		10,421
Capital Employed	$	6,759	$	8,530

The Company's financial objective when managing capital is to make sure that we have the cash and debt capacity and financial flexibility to fund our ongoing business objectives including operating activities, investments and growth in order to provide returns for our shareholders and other stakeholders.

We monitor our capital structure and makes adjustments according to market conditions in an effort to meet our objectives given the Company's operating and financial performance and current outlook of the business and industry in general. The Company's alternatives to fund future capital needs include cash flows from operating activities, debt or equity financing, adjustments to capital spending and/or sale of assets. The capital structure and these alternatives are reviewed by management and the board of directors of the Company on a regular basis to ensure the best mix of capital resources to meet the Company's needs.

11 Off-Balance Sheet Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests. Our forward foreign exchange contracts have been accounted for as financial instruments in our consolidated financial statements.

In the normal course of operations, we occasionally provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements as we are not aware of any claims.

12 Related Party Transactions

In the normal course of operations, we subcontract certain manufacturing functions to a company owned by a family member of a senior officer, director, and shareholder of the Company. During 2015, Hydrogenics made purchases of $0.1 million (2014 - $0.2 million) from this related company. At December 31, 2015, the Company had an accounts payable balance due to this related party of less than $0.1 million (2014 – less than $0.1 million). We believe that transactions with this company are consistent with those we have with unrelated third parties.

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy to form the joint venture Kolon Hydrogenics and the Company holds an equity investment in this joint venture. During 2015, the Company had sales to the joint venture of $0.7 million (2014 - $3.1 million). At the end of December 31, 2015 the Company had a receivable of $0.4 million (2014 $0.9 million) owing from the joint venture included in accrued accounts receivable.

13 Critical Accounting Estimates

The Company's management make judgments in it process of applying the Company's accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of Company's financial information are reflected in Note 4 of the Company's 2015 annual audited consolidated financial statements.

14 Changes in Accounting Policies and Recent Accounting Pronouncements

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2015 are disclosed in Note 3 of our consolidated financial statements and their related notes for the year ended December 31, 2015.

15 Disclosure Controls

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under Canadian and US securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting", our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015.

16 Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Management assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this evaluation, management believes, at December 31, 2015, the Corporation's internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Corporation's internal control over financial reporting at December 31, 2015.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2015, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company's audited financial statements.

17 Reconciliation of Non-IFRS Measures

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization ("EBITDA"), "Adjusted EBITDA" and "cash operating costs" are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

The Company believes Adjusted EBITDA assists investors in comparing a company's performance on a consistent basis excluding depreciation and amortization, stock-based compensation, including both share settled PSUs and stock options and cash settled RSUs and DSUs, which are non-cash in nature and can vary significantly. We believe that removing these expenses is a better measurement of operational performance. Investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following table provides a reconciliation of Adjusted EBITDA with net loss:

	Year ended December 31 2015		2014
Net loss	**$**	**(11,442)**	$ (4,523)
Finance loss (income)		**3,128**	697
Depreciation of property, plant and equipment and intangible assets		**630**	661
RSUs and DSUs (recovery) expense		**(234)**	82
Stock-based compensation expense (including PSUs)		**43**	544
Adjusted EBITDA	**$**	**(7,875)**	$ (2,539)

Cash Operating Costs

We report cash operating costs because management feels they are a key measurement of the normal operating costs required to operate the ongoing business units of the Company. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions. Investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following table provides a reconciliation of cash operating costs with total operating expenses consisting of Selling, general and administrative expenses and Research and product development expenses:

	Year ended December 31 2015		2014
Selling, general and administrative expenses	**$**	10,215	$ 11,756
Research and product development expenses		4,070	3,284
Total operating costs	**$**	14,285	$ 15,040
Less: Depreciation of property, plant and equipment and intangibles		(374)	(475)
Less: RSUs and DSUs (expense) recovery		234	(82)
Less: Stock-based compensation expense (including PSUs)		(43)	(544)
Cash operating costs	**$**	14,102	$ 13,939

18 Risk Factors

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost and performance required to be commercially viable against competing technologies and that we have sufficient access to capital to fund these activities. There is also a risk that key markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated – in particular for applications such as energy storage which require leadership at a government and regulatory level.

A summary of our identified risks and uncertainties are as follows:

Macroeconomic and Geopolitical

- The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
- Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
- Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate. This would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
- Changes in government policies and regulations could hurt the market for our products.
- Lack of new government policies and regulations for the energy storage technologies could hurt the development of our hydrogen energy storage products.
- Development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
- We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
- We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
- Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
- Our involvement in intellectual property litigation could negatively affect our business.
- If at any time we are classified as a passive foreign investment company under United State tax laws, our US shareholders may be subject to adverse tax consequences.
- As a result of a strategic alliance entered into with a significant minority shareholder, they own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
- If we fail to maintain the requirements for continued listing on NASDAQ, our common shares could be delisted from trading on NASDAQ, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital.

Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder's investment.

- Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares. Significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
- US investors may not be able to enforce US civil liability judgments against us or our directors and officers.
- Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Operating

- We may not be able to implement our business strategy and the price of our common shares may decline.
- Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
- We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
- Our insurance may not be sufficient.
- Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources and our revenues and results of operations would be materially adversely affected.
- We could be liable for environmental damages resulting from our research, development or manufacturing operations.
- Our strategy for the sale of fuel cell power products depends on developing partnerships with OEMs, governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.
- We are dependent on third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
- We may not be able to manage successfully the anticipated expansion of our operations.
- If we do not properly manage foreign sales and operations, our business could suffer.
- We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
- We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders' interests.
- We have no experience manufacturing our fuel cell products on a large scale basis and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
- We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
- We must continue to lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
- Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
- The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

- We depend on intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
- Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Liquidity

- Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.

Foreign Currency Exchange

- Our operating results may be impacted by currency fluctuation.

19 Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value. We had 12,540,757 common shares outstanding at December 31, 2015.

	2015			2014		
	Number		**Amount**	Number		Amount
Balance at January 1	**10,090,325**	**$**	**348,259**	9,017,617	$	333,312
Issuance of common shares	**2,448,385**		**17,549**	1,000,000		13,545
Warrants exercised	**-**		**-**	57,144		1,217
Stock options exercised	**2,050**		**16**	15,564		185
Adjustment for partial shares on share consolidation	**(3)**					
At December 31,	**12,540,757**	**$**	**365,824**	10,090,325	$	348,259

At December 31, 2015, there were 536,174 stock options and 199,772 PSUs outstanding to purchase our common shares. If these securities are exercised, our shareholders could incur dilution.

20 Forward Looking Statements

This MD&A constitutes "forward-looking information," within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements can be identified by the use of words, such as "plans," "expects," or "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "believes" or variations of such words and phrases or state that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government

policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on NASDAQ; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management's expectations regarding the Company's fiscal 2016 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements;
- pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Company's assets; and
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this assessment and those criteria, management concluded that as at December 31, 2015, the Corporation's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company's audited financial statements.

Daryl C. F. Wilson
President and Chief Executive Officer

Robert Motz
Chief Financial Officer

March 8, 2016
Mississauga, Ontario

pwc

March 8, 2016

Independent Auditor's Report

To the Shareholders of
Hydrogenics Corporation

We have completed integrated audits of Hydrogenics Corporation and its subsidiaries' 2015 consolidated financial statements and their internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014 and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hydrogenics Corporation and its subsidiaries as at December 31, 2015 and December 31, 2014 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Hydrogenics Corporation and its subsidiaries' internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting.

Auditor's responsibility
Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Hydrogenics Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

Hydrogenics Corporation
Consolidated Balance Sheets
(in thousands of US dollars)

		December 31, 2015		December 31, 2014
Assets				
Current assets				
Cash and cash equivalents (note 6)	$	23,398	$	6,572
Restricted cash (note 6)		971		3,228
Trade and other receivables (note 7)		10,419		12,900
Inventories (note 8)		14,270		14,698
Prepaid expenses		428		747
		49,486		38,145
Non-current assets				
Restricted cash (note 6)		532		621
Investment in joint venture (note 9)		1,951		2,150
Property, plant and equipment (note 10)		3,049		1,873
Intangible assets (note 11)		215		157
Goodwill (note 12)		4,135		4,609
		9,882		9,410
Total assets	$	59,368	$	47,555
Liabilities				
Current liabilities				
Operating borrowings (note 16)	$	1,086	$	-
Trade and other payables (note 13)		7,776		11,769
Financial liabilities (note 14)		9,034		1,387
Warranty provisions (note 15)		2,255		1,392
Deferred revenue		10,146		6,771
		30,297		21,319
Non-current liabilities				
Other non-current liabilities (note 17)		3,121		3,464
Non-current warranty provisions (note 15)		938		1,155
Non-current deferred revenue		4,764		6,141
		8,823		10,760
Total liabilities		39,120		32,079
Equity				
Share capital (note 18)		365,824		348,259
Contributed surplus		18,964		18,927
Accumulated other comprehensive loss		(3,224)		(2,108)
Deficit		(361,316)		(349,602)
Total equity		20,248		15,476
Total equity and liabilities	$	59,368	$	47,555

Guarantees and Contingencies (notes 16 and 28)

Douglas S. Alexander
Chair

David C. Ferguson
Director

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31,

(in thousands of US dollars, except share and per share amounts)

		2015		2014
Revenues	**$**	**35,864**	$	45,548
Cost of sales		**29,893**		34,334
Gross profit		**5,971**		11,214
Operating expenses				
Selling, general and administrative expenses (note 20)		**10,215**		11,756
Research and product development expenses (note 21)		**4,070**		3,284
		14,285		15,040
Loss from operations		**(8,314)**		(3,826)
Finance income (expenses)				
Interest expense, net		**(1,322)**		(540)
Foreign currency gains (losses), net(1)		**(428)**		117
(Loss) from joint venture (note 9)		**(40)**		(94)
Other finance gains (losses), net (note 25)		**(1,338)**		(180)
Finance income (loss), net		**(3,128)**		(697)
Loss before income taxes		**(11,442)**		(4,523)
Income tax expense (note 26)		**-**		-
Net loss for the period		**(11,442)**		(4,523)
Items that will not be reclassified subsequently to net loss:				
Re-measurement of actuarial liability		**(104)**		64
Items that may be reclassified subsequently to net loss				
Exchange differences on translating foreign operations		**(1,284)**		(1,651)
Comprehensive loss for the period	**$**	**(12,830)**	$	(6,110)
Net loss per share				
Basic and diluted (note 27)	**$**	**(1.12)**	$	(0.47)
Weighted average number of common shares outstanding (note 27)		**10,199,015**		9,718,349

(1) For the year ended December 31, 2015, a gain of $586 relates to foreign exchange on borrowings. For the year ended December 31, 2014, a gain of $293 relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation

Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

	Common shares Number	Common shares Amount	Contributed surplus	Deficit	Accumulated other comprehensive loss(1)	Total equity
Balance at December 31, 2014	**10,090,325**	**$ 348,259**	**$ 18,927**	**$ (349,602)**	**$ (2,108)**	**$15,476**
Net loss	-	-	-	(11,442)	-	(11,442)
Other comprehensive loss	-	-	-	-	(1,388)	(1,388)
Total comprehensive loss	-	-	-	(11,442)	(1,388)	(12,830)
Transfer				(272)	272	-
Issuance of common shares (note 18)	2,448,385	17,549	-	-	-	17,549
Adjustment for partial shares on share consolidation	(3)	-	-	-	-	-
Issuance of common shares on exercise of stock options (note 19)	2,050	16	(6)	-	-	10
Stock-based compensation expense (note 19)	-	-	43	-	-	43
Balance at December 31, 2015	**12,540,757**	**$ 365,824**	**$ 18,964**	**$ (361,316)**	**$ (3,224)**	**$20,248**

	Common shares Number	Common shares Amount	Contributed surplus	Deficit	Accumulated other comprehensive loss(1)	Total equity
Balance at December 31, 2013	**9,017,617**	**$ 333,312**	**$ 18,449**	**$ (345,351)**	**$ (249)**	**$ 6,161**
Net loss	-	-	-	(4,523)	-	(4,523)
Other comprehensive loss	-	-	-	272	(1,859)	(1,587)
Total comprehensive loss	-	-	-	(4,251)	(1,859)	(6,110)
Issuance of common shares and warrants exercised (note 18)	1,057,144	14,762	-	-	-	14,762
Issuance of common shares on exercise of stock options (note 19)	15,564	185	(66)	-	-	119
Stock-based compensation expense (note 19)	-	-	544	-	-	544
Balance at December 31, 2014	**10,090,325**	**$ 348,259**	**$ 18,927**	**$ (349,602)**	**$ (2,108)**	**$15,476**

(1) Accumulated other comprehensive loss represents currency translation adjustments of $3,184 as of December 31, 2015 (2014 – $1,900), and loss on re-measurement of actuarial liability of ($40) as of December 31, 2015 (2014 – $208)

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated financial statements.

Hydrogenics Corporation
Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands of US dollars)

	2015	2014
Cash and cash equivalents provided by (used in):		
Operating activities		
Net loss for the period	$ (11,442)	$ (4,523)
Decrease (increase) in restricted cash	2,172	(1,825)
Items not affecting cash		
Loss on disposal of assets	9	1
Amortization and depreciation	630	661
Unrealized other gains and losses on hedging (note 25)	43	-
Other finance losses (gains), net (note 25)	-	180
Unrealized foreign exchange losses (gains)	(369)	259
Unrealized loss on joint venture (note 9)	40	94
Portion of borrowings recorded as a reduction of research and development expenses	-	(355)
Accreted non-cash and unpaid interest and amortization of deferred financing fees (note16 (i), (ii) and 16(iv))	920	480
Payment of post-retirement benefit liability (note 17(iii))	-	(85)
Stock-based compensation (note 18)	43	544
Stock-based compensation - RSUs and DSUs (note19)	(234)	82
Warrant issuance (notes 16 and 24)	752	-
Net change in non-cash working capital (note 30)	1,598	(10,457)
Cash used in operating activities	(5,838)	(14,944)
Investing activities		
Investment in joint venture (note 9)	-	(2,307)
Proceeds from disposals (note 10)	-	10
Purchase of property, plant and equipment (note 10)	(2,028)	(871)
Receipt of IDF government funding (note 28)	118	-
Purchase of intangible assets (note 11)	(105)	(110)
Cash used in investing activities	(2,015)	(3,278)
Financing activities		
Repayment of repayable government contributions (note 17(iv))	(213)	(498)
Proceeds of borrowings, net of transaction costs (note 17(i))	6,866	854
Proceeds of operating borrowings (note 16)	1,113	-
Common shares issued and stock options exercised, net of issuance costs (note 18)	17,559	13,666
Cash provided by financing activities	25,325	14,022
Increase (decrease) in cash and cash equivalents during the period	17,472	(4,200)
Cash and cash equivalents - Beginning of period	6,572	11,823
Effect of exchange rate fluctuations on cash and cash equivalents held	(646)	(1,051)
Cash and cash equivalents - End of period	$ 23,398	$ 6,572
Supplemental disclosure		
Income taxes paid	$ -	$ -
Interest paid	$ 432	$ 10

The accompanying notes form an integral part of these consolidated financial statements.

Note 1 - Description of Business

Hydrogenics Corporation and its subsidiaries ("Hydrogenics" or the "Corporation" or the "Company") design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane ("PEM") technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

Hydrogenics is incorporated and domiciled in Canada. The address of the Company's registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company's shares trade under the symbol "HYG" on the Toronto Stock Exchange and under the symbol "HYGS" on NASDAQ.

Note 2 - Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of consolidated financial statements.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The Company is required to make estimates that include revenue recognition, warranty provisions, and non-market vesting conditions to assess the number of stock-based compensation awards to vest.

On March 8, 2016, the Board of Directors authorized the consolidated financial statements for issue.

Note 3 - Summary of Significant Accounting Policies

The consolidated financial statements of the Company include the accounts of Hydrogenics and all of its wholly-owned subsidiaries. All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company. Subsidiaries include all entities controlled by the Company. Control exists when the Company has the power to, directly or indirectly, govern the financial and operating policies. The existence and potential voting rights presently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control was obtained by the Company and are deconsolidated from the date on which control ceased. The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Investments in joint ventures

Investments in joint ventures, over which the Company has joint control, are accounted for using the equity method. Under the equity method of accounting, investments are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Company's share of the investee's net profit or loss, including net profit or loss recognized in other comprehensive income ("OCI"), subsequent to the date of acquisition.

Foreign currency translation

Items included in the financial statements of each consolidated entity in the Company's consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in US dollars, which is the functional currency of Hydrogenics Corporation ("the parent company").

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation's functional currency are recognized in the consolidated statements of operations and comprehensive loss.

The functional currency of the Company's subsidiary located in Belgium is the euro, which is the currency of the primary economic environment in which the subsidiary operates. The financial statements of this subsidiary are translated into US dollars as follows: assets and liabilities, at the closing exchange rate at the dates of the consolidated balance sheets; and the income and expenses and other comprehensive income (loss), at the average exchange rate during the year as this is considered a reasonable approximation to the actual rates. All resulting changes are recognized in other comprehensive loss as cumulative translation adjustments.

Cash and cash equivalents and restricted cash

Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash. Cash and cash equivalents, including restricted cash held as partial security for standby letters of credit and letters of guarantee, include cash on hand deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Financial instruments

Financial assets and financial liabilities are recognized on the trade date – the date on which the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, which occurs when the obligation specified in the contract is discharged, cancelled, or expired. Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

(i) *Financial assets and financial liabilities at fair value through profit or loss.* A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category, unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions.

The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges.

(ii) *Loans and receivables.* Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company's loans and receivables comprise trade and other receivables, cash and cash equivalents and restricted cash, and are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. Loans and

receivables are initially recognized at fair value. The measurement of the fair value of an asset is based on assumptions that market participants would use when pricing the asset under current market conditions. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iii) *Financial liabilities at amortized cost.* Financial liabilities at amortized cost include trade and other payables, repayable government contributions and long-term debt. All financial liabilities at amortized cost are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions and long-term debt is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains losses, net. Financial liabilities are classified as current liabilities if payment is due within 12 months (or within the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

(iv) *Derivative financial instruments, including hedge accounting.* The Company periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship. On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be "highly effective" in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(v) *Cash flow hedges.* When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of operations and comprehensive loss as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Inventories

Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes. Net realizable value is the estimated selling price less estimated costs of completion and applicable selling expenses. If the carrying value exceeds the net realizable amount, a writedown is recognized. The writedown may be reversed in a subsequent period if the circumstances causing it no longer exist.

Property, plant and equipment

Property, plant and equipment are stated at cost less government grants, accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset's carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The cost and accumulated depreciation of replaced assets are derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

Depreciation is calculated on a diminishing balance method to depreciate the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of property, plant and equipment are as follows:

Furniture and equipment	20% - 25% per annum
Computer hardware	30% per annum
Automobiles	30% per annum
Leasehold improvements	Straight-line over the term of the lease

Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Construction-in-progress assets are not depreciated until such time they are available for use. Depreciation ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying value of the asset and are included as part of other gains and losses in the consolidated statements of operations and comprehensive loss.

Intangible assets

The Company's intangible assets consist of computer software with finite useful lives. These assets are capitalized and amortized over their useful lives using the diminishing balance method of 30% per annum. Costs associated with maintaining computer software programs are recognized as an expense as incurred. The method of amortization and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Goodwill

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to groups of cash generating units ("CGU") that are expected to benefit from the synergies of the combination. The goodwill recorded in the Company's consolidated financial statements relates to the OnSite Generation CGU. Goodwill is not amortized.

Impairment

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss on the financial asset, which is carried at amortized cost. The loss is determined as the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the financial asset's original effective interest rate. The carrying value of the asset is reduced by this amount indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Property, plant and equipment and definite life intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available-for-use are subject to an annual impairment test. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash inflows being the CGU. The recoverable value is the higher of an asset's fair value less costs of disposal and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the value by which the asset's carrying value exceeds its recoverable value.

Goodwill is not amortized but is reviewed for impairment annually or at any time an indicator of impairment exists. Refer to Note 12 for a detailed discussion on how the goodwill testing is performed. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that is expected to benefit from the related business combination. A goodwill CGU represents the lowest level within an entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Corporation has two segments which are OnSite Generation and Power Systems. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Provisions and product warranties

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management's best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material. Additionally, the Company performs evaluations to identify onerous contracts and where applicable, records provisions for such contracts. Onerous contracts are those in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from the failure to fulfill it.

The Company typically provides a warranty for parts and/or labour for up to two years or based on time or certain operating specifications, such as hours of operation. In establishing the warranty provision, the Company estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products. Provisions are reviewed at each consolidated balance sheet date and

adjusted to reflect the current best estimate. If it is no longer probable that a payment to settle the obligation will be incurred, the provision is reversed.

Warrants

The Company issued warrants in the second quarter of 2015, which have been classified as liabilities, which are recorded at their fair value with changes in fair value reflected in the consolidated statements of operations.

Leases

Leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty the lessee will obtain ownership by the end of the lease term. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the period of the lease.

Research and product development

The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available-for-use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Capitalized costs are amortized over their estimated useful lives.

Funding for research and product development includes government and non-government research and product development support. Government research and product development funding is recognized when there is reasonable assurance the Company has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred. Non-governmental funding is recognized when the Company becomes party to the contractual provisions of the funding agreement and is recognized as the applicable costs are incurred. Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the carrying amount of the applicable asset. Where the Company receives government contributions that include fixed terms of repayment, a financial liability is recognized and measured as an amortized cost financial liability, as discussed above.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Company's activities.

Revenue is recognized when the Company has transferred the significant risks and rewards of ownership of the goods to the buyer, it is probable the economic benefits will flow to the Company, delivery has occurred, and the amount of revenue and costs incurred or to be incurred can be measured reliably. For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer and depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period. If all other revenue recognition criteria have been met but

delivery has not occurred, the Company recognizes revenue, provided that the following criteria have been met: (i) the buyer must have assumed title to the goods and accepted billing; (ii) it must be probable delivery will take place; (iii) the goods must be on hand identified and ready for delivery to the buyer at the time the sale is recognized; (iv) the buyer specifically acknowledges the deferred delivery instructions; and (v) the usual payment terms apply.

Site commissioning revenue is recognized when the installation has been completed. Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns. Historical experience is used to estimate and provide for discounts and returns.

The Company also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition. When there are multiple elements or units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements on a fair value basis. The revenue recognition policy described above is then applied to each unit of accounting.

Revenue from long-term contracts, such as customer specific product development contracts, is recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage-of-completion method based on the stage of completion. Under this method, the revenue recognized equals the latest estimate of the total selling price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the costs to complete the transaction. The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

If circumstances arise that may change the estimates of revenue, the remaining costs or extent of progress toward completion, estimates of revenue are revised. These revisions may result in increases or decreases in estimated revenue or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management. If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. When the outcome of a transaction cannot be estimated reliably and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense. Once the uncertainty surrounding the outcome no longer exists, revenue is recognized by reference to the state of completion of the transaction at the end of the reporting period.

Cash received in advance of revenue being recognized is classified as current deferred revenue, except for the portion expected to be settled beyond 12 months of the consolidated balance sheet dates, which is classified as non-current deferred revenue.

Cost of sales

Cost of sales for products includes the cost of finished goods inventory and the costs related to shipping and handling. Cost of sales for service includes direct labour and additional direct and indirect expenses.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Post-retirement benefit liabilities

The Company has a post-retirement benefit obligation with respect to the Belgium subsidiary related to defined contribution plans. Under Belgian law, a guaranteed return on the contributions is required and as a result this is accounted for as a defined benefit plan. The Company has recorded a long-term liability associated with this plan for the present value of the obligation at the consolidated balance sheet dates.

Changes in the fair value of this liability represent actuarial gains and losses arising from experience adjustments and are charged/credited to equity in other comprehensive income.

Stock-based compensation

The Company's stock-based compensation plans are summarized below:

(i) Stock options

The Company grants stock options to certain employees. Stock options vest 25% one year from the date of grant and annually thereafter over three years and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized (with a corresponding adjustment to contributed surplus) over the tranche's vesting period, and is based on the estimated number of instruments expected to vest, which are then reestimated at the reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates. When options are exercised the Company issues new shares and the proceeds received net of any directly attributable transaction costs are credited to share capital at market value and the difference is adjusted to contributed surplus.

(ii) Deferred share units ("DSU")

The Company grants DSUs to directors as part of their compensation. The DSUs vest upon grant and are settled in cash. The vested DSUs are marked-to-market at the end of each reporting period based on the closing price of the Company's shares with the change in fair value recorded in selling, general and administrative expenses. The Company has set up a liability in the consolidated balance sheets, included within trade and other payables, for the fair value of the vested DSUs.

(iii) Performance share units ("PSU")"

The Company grants PSUs to certain employees. The PSUs will be settled in the Company's shares. The cost of the Company's PSUs is charged to selling, general and administrative expenses using the graded vesting method. The fair value of the vested share units is the fair value of the Company's share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Company reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the consolidated statements of operations and comprehensive loss with a corresponding adjustment to contributed surplus.

Income taxes

Income tax expense comprises current income tax expense and deferred income tax expense. Income tax expense is recognized in the consolidated statements of operations, except to the extent that it relates to items recognized directly in equity, in which case, income taxes are also recognized directly in comprehensive loss or equity. Current income taxes are the expected taxes payable on the taxable income for the year, using income tax rates enacted, or substantively enacted at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years.

In general, deferred income taxes are the amount of income taxes expected to be paid or recoverable in future periods in respect of temporary differences, carry-forwards of unused tax losses and carry-forwards of unused tax credits. Deferred income taxes arise between the tax base and their carrying values in the consolidated financial statements as well as on unused tax losses and tax credits. Deferred income taxes are determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated balance sheet dates and are expected to apply when the deferred income tax asset or liability is settled.

Deferred income taxes are provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying value of deferred income tax assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered. Deferred income tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred income tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of certain assets and liabilities acquired other than in a business combination. Deferred income tax assets and liabilities are presented as non-current.

Net loss per share

Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the weighted average number of common shares outstanding for the year for basic net loss per share plus the weighted average number of potential dilutive shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying stock options or warrants were granted, if later, unless they were anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of stock options and warrants to acquire common shares.

Note 4 - Significant Accounting Judgments and Estimation Uncertainties

Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Company to make estimates include revenue recognition, warranty provisions, and the expectations of the number of PSU awards that are expected to vest.

These estimates and judgments are further discussed below:

(i) Revenue recognition and contract accounting

The Company uses the percentage-of-completion method of accounting for its long-term contracts, such as customer specific product development contracts. Use of the percentage-of-completion method requires the Company to estimate the services performed to date as a proportion of the total services to be performed. This estimate impacts both the amount of revenue recognized by the Company as well as the amount of deferred revenue. The determination of estimated costs for completing a fixed-price contract is based on estimates that can be affected by a variety of factors such as potential variances in scheduling and cost of materials along with the availability and cost of qualified labour and subcontractors, productivity, as well as possible claims from subcontractors.

The determination of expected revenue represents the contractually agreed revenue, including change orders. A change order results from an official change to the scope of the work to be performed compared to the original contract that was signed.

The Company estimates costs separately for each customer specific product development contract. The determination of estimates is based on the Company's business practices, considering budgets as well as its historical experience. Furthermore, management regularly reviews underlying estimates of product development contract profitability. The long-term nature of certain product development contract arrangements commonly results in significant estimates related to scheduling and estimated costs.

(ii) Warranty provision

As noted above, the Company typically provides a warranty for parts and/or labour for up to two years from the date of shipment or commissioning or based on certain operating specifications, such as hours of operation. In establishing the warranty provision, management considers historical field data, results of internal testing and in certain circumstances, application, in determining the value of this provision. Should these estimates prove to be incorrect, the Company may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of sales.

Note 5 - Accounting Standards Issued But Not Yet Applied

In July 2014, the IASB issued a final version of IFRS 9, *Financial Instruments,* which replaces IAS 39, *Financial Instruments: Recognition and Measurement,* and supersedes all previous versions of the standard. The standard introduces a new model for the classification and measurement of financial assets and liabilities, a single expected credit loss model for the measurement of the impairment of financial assets and a new model for hedge accounting that is aligned with a company's risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15, *Revenue from Contracts with Customers,* which will replace IAS 11, *Construction Contracts,* IAS 18, *Revenue,* IFRIC 13, *Customer Loyalty Programmes,* IFRIC 15, *Agreements for the Construction of Real Estate,* IFRIC 18, *Transfer of Assets from Customers,* and SIC 31, *Revenue - Barter Transactions Involving Advertising Services.* The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise significant judgment and make estimates that affect revenue recognition. In September 2015, the IASB deferred the effective date of the revenue standard to fiscal years beginning on or after January 1, 2018 and interim periods within that year. Earlier application is permitted. The Company is assessing the new standard to determine its impact on the Company's consolidated financial statements.

IFRS 16 *Leases* ("IFRS 16") sets out the principles for the recognition, measurement, presentation an ddisclosure of leases for both parties to a contract, the customer ('lessee') and the supplier ('lessor). This will replace IAS 17 *Leases* ("IAS 17") and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 moths, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 *Revenue from Contracts with Customers.* The Company's contractual obligations in the form of operating leases under IAS 17 (note 28) will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company has not yet analyzed the new standard to determine its impact on the Company's consolidated balance sheet and consolidated statement of net loss and comprehensive loss.

Note 6 – Cash and Cash Equivalents and Restricted Cash

At December 31,		**2015**		2014
Cash and cash equivalents	**$**	**23,398**	$	6,572
Restricted cash		**971**		3,228
Restricted cash - non-current		**532**		621
Total	**$**	**24,901**	$	10,421

The restricted cash is held by financial institutions in Canada and Europe as partial security for standby letters of credit and letters of guarantee. At December 31, 2015, the Company had standby letters of credit and letters of guarantee issued by several financial institutions of $5,357 (2014 - $8,000), with expiry dates extending to December 2018. See Note 16 – Lines of Credit and Bank Guarantees for additional information.

Note 7 - Trade and Other Receivables

		December 31, 2015		December 31, 2014
Trade accounts receivables	$	2,314	$	4,469
Less: Allowance for doubtful accounts		(127)		(133)
Net trade accounts receivable		2,187		4,336
Accrued receivables		6,450		6,049
Other receivables		1,782		2,515
Total receivables	$	10,419	$	12,900

Included in accrued receivables is $6,450 relating to receivables which are to be billed according to progress based, specified payment schedules, typical with long term percentage of completion contracts. Management anticipates that $926 of this amount will not be billed within the next 12 months.

Note 8 - Inventories

		December 31, 2015		December 31, 2014
Raw materials	$	7,737	$	6,651
Work-in-progress		6,440		6,907
Finished goods		93		1,140
Total inventory	$	14,270	$	14,698

At December 31, 2015, the inventory obsolescence provision was as follows:

		2015		2014
At January 1	$	1,050	$	955
Net Increase in the provision		547		512
Writedowns during the period, net of recoveries		(318)		(348)
Foreign exchange revaluation		(47)		(69)
At December 31,	$	1,232	$	1,050

Note 9 – Investment in Joint Venture

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd., whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, "Joint Arrangements".

	December 31, 2015	December 31, 2014
Balance January 1,	$ 2,150	$ -
Equity investment in joint venture	-	2,307
Share in loss of the joint venture	(40)	(94)
Foreign currency translation	(159)	(63)
Investment in joint venture	$ 1,951	$ 2,150

Financial information for the joint venture, as presented in the IFRS financial statements of Kolon Hydrogenics follows below.

Summarized balance sheet information of Kolon Hydrogenics is a follows:

	December 31, 2015	December 31, 2014
Assets		
Current assets	$ 590	$ 3,863
Non-current assets	5,508	3,313
Total assets	$ 6,098	$ 7,176
Liabilities		
Current liabilities	$ 202	$ 2,700
Non-current liabilities	2,095	22
Total liabilities	2,297	2,722
Net assets	$ 3,801	$ 4,454

Summarized loss from continuing operations and total comprehensive loss for Kolon Hydrogenics is as follows:

	12 months ended, December 31, 2015	May 28, 2014 - December 31, 2014
Revenue	$ 119	$ -
Loss before income taxes	(271)	(161)
Joint venture loss from continuing operations	$ (329)	(126)

The Company's portion of the joint venture's loss from continuing operations is 49% of the stated amount.

The following table is a reconciliation of the joint venture's financial information to the carrying amount of the Company's investment in Kolon Hydrogenics:

	December 31, 2015	December 31, 2014
Opening net assets of Kolon Hydrogenics (Equity Investment)	$ 4,454	$ -
Investment in Kolon Hydrogenics	-	4,708
Loss of joint venture	(329)	(126)
Foreign currency translation	(324)	(128)
Closing net assets of Kolon Hydrogenics	$ 3,801	$ 4,454
Unrealized (gains) losses on sales to Kolon	180	(65)
Adjusted net assets of Kolon Hydrogenics	3,981	4,388
Company's share of net assets at 49%	$ 1,951	$ 2,150

Note 10 - Property, Plant and Equipment

	Plant and test equipment	Furniture and equipment	Computer hardware	Leasehold improvements	Construction in progress	Total
Net book value December 31, 2014	$ 181	$ 1,451	$ 93	$ 148	$ -	$ 1,873
Additions	187	395	107	246	878	1,813
Disposals	-	(5)	(4)	-	-	(9)
Depreciation	(66)	(392)	(65)	(62)	-	(585)
Foreign exchange	(1)	(22)	(19)	(1)	-	(43)
Net book value December 31, 2015	$ 301	$ 1,427	$ 112	$ 331	$ 878	$ 3,049

Total cost	$ 5,373	$ 5,030	$ 436	$ 1,532	$ 878	$ 13,249
Total accumulated depreciation	(5,072)	(3,603)	(324)	(1,201)	-	(10,200)
Net book value December 31, 2015	$ 301	$ 1,427	$ 112	$ 331	$ 878	$ 3,049

Depreciation of $329 (2014 - $422) was included in selling, general and administrative expenses and $256 (2014 - $186) in cost of sales.

	Plant and test equipment	Furniture and equipment	Computer hardware	Leasehold improvements	Total
Net book value December 31, 2013	$ 197	$ 1,299	$ 103	$ 85	$ 1,684
Additions	42	673	47	109	871
Disposals	(10)	-	-	-	(10)
Depreciation	(48)	(465)	(53)	(42)	(608)
Foreign exchange	-	(56)	(4)	(4)	(64)
Net book value December 31, 2014	$ 181	$ 1,451	$ 93	$ 148	$ 1,873
Total cost	$ 5,240	$ 5,017	$ 661	$ 1,327	$ 12,245
Total accumulated depreciation	(5,059)	(3,566)	(568)	(1,179)	(10,372)
Net book value December 31, 2014	$ 181	$ 1,451	$ 93	$ 148	$ 1,873

Note 11 - Intangible Assets

Computer software	2015	2014
Net book value December 31,	**$ 157**	$ 100
Additions	**105**	110
Amortization	**(45)**	(53)
Foreign exchange	**(2)**	-
Net book value December 31,	**$ 215**	$ 157
Total cost	**$ 1,989**	$ 1,889
Total accumulated depreciation	**(1,774)**	(1,732)
Net book value December 31,	**$ 215**	$ 157

Amortization of $45 (2014 - $53) is included in the consolidated statements of operations and comprehensive loss in selling, general and administrative expenses.

Note 12 - Goodwill

The carrying amounts of goodwill at the beginning and end of the current and previous years are set out below.

		2015		2014
At January 1	$	**4,609**	$	5,248
Foreign exchange revaluation		**(474)**		(639)
At December 31	$	**4,135**	$	4,609

The recoverable amount of the OnSite Generation CGU was estimated based on an assessment of fair value less costs of disposal. The methodology used to test impairment is classified as Level 3 per the hierarchy described in Note 32. Fair value less costs of disposal is determined using a multiple of approximately 3 times revenue determined by reference to specific risks in relation to the OnSite Generation CGU and revenue multiples based on past experience, forecasted results, and those noted for comparable companies. Furthermore, the Company reconciles the recoverable amount to its consolidated market capitalization and the fair value of its debt. An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount.

No impairment charges have arisen as a result of the reviews performed as at December 31, 2015 and 2014. Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

Note 13 - Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

		December 31, 2015		December 31, 2014
Trade accounts payable	$	**3,720**	$	6,426
Accrued payroll and related compensation		**1,798**		2,874
Supplier accruals		**1,368**		1,570
Accrued professional fees		**239**		206
Other		**651**		693
Total accounts payable and accrued liabilities	$	**7,776**	$	11,769

Note 14 – Financial Liabilities

Financial liabilities are as follows:

		December 31, 2015		December 31, 2014
Debt - institutional (note 17)		**7,140**		-
Warrants		**752**		-
Deferred share unit liability		**746**		1,168
Current portion of repayable government contributions (note 17)		**354**		219
Derivative Liability (note 25)		**42**		-
Total financial liabilities	$	**9,034**	$	1,387

Warrants

On May 8, 2015, concurrent with a new loan agreement with a syndicate of lenders, the Company issued 250,000 share purchase warrants. Each warrant was exercisable for one common share of the Company at an exercise price of US$15.00 per common share. The warrants are non-transferrable and expire on May 6, 2019. As a result of this issuance, the fair market value of these warrants of $885 was included in other finance (losses) gains. These warrants include anti-dilution provisions, and as a result are accounted for as a financial liability with changes in fair value reflected in the consolidated statements of operations.

On December 16, 2015, as a result of the public offering, the exercise price of the warrants was reduced to US$10.85 per common share.

The fair value of the warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2015	Inception May 8, 2015
Risk-free interest rate (%)	0.56%	0.71%
Expected volatility (%)	68.3%	65.6%
Expected life in years	2.4	3
Expected dividend	Nil	Nil

Expected volatility was revised using the historical volatility for the Company's share price for the remaining 2.4 years prior to the date of grant, as this is the expected remaining life of the warrants.

Note 15 - Warranty Provisions

Changes in the Company's aggregate warranty provisions are as follows:

		2015		2014
At January 1,	$	2,547	$	2,893
Additional provisions		1,977		2,307
Utilized during the period		(622)		(1,575)
Unused amounts reversed		(511)		(795)
Foreign currency translation		(198)		(283)
Total warranty provision at December 31,		3,193		2,547
Less current portion		(2,255)		(1,392)
Long-term warranty provision at December 31,	$	938	$	1,155

Note 16 - Lines of Credit and Bank Guarantees

At December 31, 2015, the Company's subsidiary in Belgium (the "Borrower") had a joint credit and operating line facility of €7,000. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €750; and may also borrow up to €1,250 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000. Of this, €3,830 or approximately $4,159 was drawn as standby letters of credit and bank guarantees and €1,000 or approximately $1,086 was drawn as an operating line. At December 31, 2015, the Company had availability of less than €2,170 or approximately $2,356 (December 31, 2014 - $4,064) under this facility for use as letters of credit and bank guarantees.

The credit facility bears interest at EURIBOR plus 1.45% per annum and is secured by a €1,000 secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account (intercompany account with the Corporate company), divided by total liabilities of not less than 25% and ensure that its intercompany accounts with Hydrogenics do not fall below a defined level. At December 31, 2015, the Borrower was in compliance with these covenants.

At December 31, 2015, the Company also had a Canadian credit facility of $2,275. At December 31, 2015, $113 was drawn as standby letters of credit and bank guarantees. At December 31, 2015, the Company had $2,162 (December 31, 2014 - $1,879) available under this facility for use only as letters of credit and bank guarantees.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company's sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

Note 17 - Other Non-current Liabilities

Other non-current liabilities are as follows:

		December 31, 2015		December 31, 2014
Long-term debt - institutional (i)	$	**7,140**	$	-
Long-term debt - Province of Ontario (ii)		**2,865**		2,922
Non-current post-retirement benefit liabilities (iii)		**288**		208
Repayable government contributions (iv)		**322**		553
Total		**10,615**		3,683
Less current portion of long-term debt - institutional (note 14)		**(7,140)**		-
Less current portion of repayable government contribution (note 14)		**(192)**		(219)
Less current portion of long-term debt - Province of Ontario (note 14)		**(162)**		-
Total other non-current liabilities	$	**3,121**	$	3,464

(i) Long-term debt – Institutional

In the second quarter of 2015, the Company entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7,500. The amortized cost of this loan at December 31, 2015 was $7,140. The loan charges interest at an annual rate of 11%. Accrued interest of $140 is included within trade and other payables. Total interest expense as at December 31, 2015 totalled $538. Total financing fees included in the amortized cost of the loan at inception were $634. As of December 31, 2015 accretion of deferred financing fees of $274 has been included in interest expense.

(ii) Long-term debt - Province of Ontario

In 2011, the Company entered into a loan agreement with the Province of Ontario's Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015.
After this five-year period, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement. There is no availability remaining under this facility at December 31, 2015.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation.

Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at December 31, 2015.

The change in carrying value of this liability at December 31 was as follows:

		2015	2014
At January 1,	$	2,922 $	2,260
Drawdowns during the period		-	494
Interest accretion during the period		446	379
Foreign currency translation		(503)	(211)
At December 31,	$	2,865 $	2,922

(iii) Post-retirement benefit liabilities

The liability at December 31, 2015 relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return.

		2015
At January 1,	$	208
Current service and net interest cost		160
Employer contributions in the year		(160)
Re-measurement of actuarial liability		104
Foreign currency translation		(24)
At December 31,	$	288
Plan assets	$	1,316
Accrued benefit obligation		(1,604)
Net defined benefit obligation	$	(288)

The Company has estimated the potential additional liabilities as $288 at December 31, 2015, using an actuarial measurement.

(iv) Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects. In 1998, the Company entered into an agreement (the "TPC Agreement") with Technologies Partnerships Canada ("TPC"), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel applications.

In January 2011, the Company entered into an amended agreement (the "Amendment") with TPC. Under the terms of the Amendment, C$1,500 will be paid to TPC in quarterly installments until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Company on or before December 31, 2017 or the sum of C$800, whichever is the lesser amount, was also to be paid to TPC. The Company has paid the C$800 maximum under the agreement for this contingent payment.

The present value of this obligation at December 31, 2015 was $322 (2014 - $553), including the current portion of $192 (2014 - $219), which was included in trade and other payables.

The change in carrying value of this liability at December 31 was as follows:

		2015		2014
At January 1,	$	553	$	990
Repayments during the period		(213)		(498)
Interest accretion during the period		62		104
Foreign currency translation		(80)		(81)
Fair value (gain) loss		-		38
At December 31,	$	322	$	553
Less current portion		(192)		(219)
At December 31,	$	130	$	334

Fair value gains and losses have been recorded in other finance gains and losses, net of interest expense.

Note 18 - Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2015		2014	
	Number	Amount	Number	Amount
Balance at January 1	10,090,325 $	348,259	9,017,617 $	333,312
Share offering	2,448,385	17,549	1,000,000	13,545
Adjustment for partial shares on share consolidation	(3)	-	-	-
Warrants exercised	-	-	57,144	1,217
Stock options exercised (note 19)	2,050	16	15,564	185
At December 31	12,540,757 $	365,824	10,090,325 $	348,259

Common share issuance

On December 16, 2015, the Company completed a public offering for which the Company issued 2,448,385 shares for gross proceeds of $18,975 inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $17,549.

On May 13, 2014, the Company and CommScope, Inc. of North Carolina ("CommScope") entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 secondary shares by CommScope) at a price of $15 per share. On May 16, 2014, the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds after underwriting fees and expenses were $13,545.

Warrants

On January 14, 2010, as part of a registered direct offering, the Company issued 239,356 Series A warrants and 260,646 Series B warrants exercisable for a period of five years beginning in 2010. The exercise price of the warrants is $3.68 per common share. All 239,356 of the Series A warrants and 191,574 of the Series B warrants were fully exercised by December 31, 2013. The remaining 69,072 Series B warrants were exercised during 2014. The change in fair value during the period was included in Other finance losses, net.

The activity of the Series A and B warrants during the year ended 2014 was as follows:

	2014		
	Number		Amount
Balance at January 1	69,072	$	1,075
Loss on revaluation to fair value	-		142
Fair value of warrants exercised	(69,072)		(1,217)
Cash proceeds on exercise	-		-
At December 31	-	$	-

During 2014, 69,072 warrants were exercised for $nil cash proceeds and 57,144 shares were issued.

The loss due to the change in fair value of warrants during the year was $nil (2014 - $142) and was included in other finance (losses) gains, net.

Note 19 – Stock-Based Compensation

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options, RSUs and PSUs to employees, directors and consultants as part of a long-term incentive plan. Stock options were previously granted under the Corporation's Stock Option Plan.

Under the Company's previous Stock Option Plan, 252,006 stock options were outstanding at December 31, 2015. No further stock options may be issued under this plan.

Of the 660,564 shares available under the Omnibus Incentive Plan, to be issued as stock options, RSUs and PSUs, 284,168 have been granted as stock options and 199,772 have been granted as PSUs and were outstanding at December 31, 2015. The Corporation has 176,624 of share units available for issue as RSUs and PSUs under the Omnibus Incentive Plan at December 31, 2015.

Stock options

A summary of the Company's stock option plan is as follows:

	2015		2014	
	Number of shares	**Weighted average exercise price C$**	Number of shares	Weighted average exercise price C$
Outstanding, beginning of period	**481,403**	**$ 6.99**	503,907	$ 8.63
Granted	**56,821**	**16.14**	-	-
Exercised	**(2,050)**	**5.56**	(15,564)	8.49
Forfeited	**-**	**-**	(1,888)	22.48
Expired	**-**	**-**	(5,052)	160.11
Outstanding, end of period	**536,174**	**$ 7.97**	481,403	$ 6.99

During the year ended Decmber 31, 2015, 2,050 (2014 – 15,564) stock options were exercised resulting in cash proceeds of $10 (2014 - $119), an increase in equity of $16 (2014 – $185) with an offset to contributed surplus of $6 (2014 – $66).

During the year ended December 30, 2015, 56,821 (2014 – nil) stock options were granted with an average fair value of C$8.77 per option (2014 - nil). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2015
Risk-free interest rate (%)	0.88%
Expected volatility (%)	63.1%
Expected life in years	5
Expected dividend	Nil

Expected volatility was determined using the historical volatility for the Company's share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the year ended December 31, 2015, related to stock options, was $272 (2014 - $291) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

The following table summarizes information about the Company's stock options outstanding as of December 31, 2015:

Grant date	Expiry date	Total number of options	Weighted average remaining contractual life (in years)	Exercise price C$	Number of vested options	Weighted average remaining contractual life (in years)	Exercise price C$
May 23, 2006	May 23, 2016	3,190	0.39	$84.25	3,190	0.39	$84.25
March 23, 2007	March 23, 2017	3,411	1.23	29.25	3,411	1.23	29.25
March 12,2008	March 12, 2018	5,135	2.20	14.50	5,135	2.20	14.50
March 27, 2009	March 27, 2019	6,216	3.24	13.25	6,216	3.24	13.25
April 5, 2010	April 5, 2020	22,149	4.26	4.91	22,149	4.26	4.91
March 31, 2011	March 31, 2021	85,000	5.25	6.96	85,000	5.25	6.96
June 8, 2011	June 8, 2021	126,905	5.44	5.03	126,905	5.44	5.03
May 11, 2012	May 11, 2022	157,871	6.36	6.25	118,403	6.36	6.25
November 19, 2012	November 19, 2022	39,476	6.89	6.60	29,607	6.89	6.60
March 21, 2013	March 21, 2023	30,000	7.22	8.10	15,000	7.22	8.10
March 25, 2015	March 25, 2015	56,821	9.23	16.14	-	9.23	16.14
		536,174	6.13	$7.97	415,016	5.62	$7.04

Performance Share Units ("PSUs")

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company. Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs is recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting

performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions. The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. In the fourth quarter of 2015, the Company revised its estimate of the length of the expected vesting period based on management's best estimate of the achievement of the vesting of specific performance conditions. This adjustment resulted in a reversal of previously charged compensation expense of $543, with the offset to contributed surplus. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

A summary of the Company's PSU activity is as follows:

	2015	2014
Balance at January 1,	**192,320**	154,493
Forfeited	**(25,218)**	-
PSUs issued	**32,670**	37,827
At December 31,	**199,772**	192,320

Stock-based compensation expense for the year ended December 31, 2015, related to PSUs, was $314 (2014 - $236) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus. Offsetting this amount is a credit of $543 for the year ended December 31, 2015 (2014 - $nil) representing the revision for the change in estimate regarding the achievement of performance conditions.

Deferred Share Units ("DSUs")

The Company has a deferred share unit plan for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a common share of the Company. Each DSU entitles the participant to receive a cash payment upon termination of directorship, valued at the price of the Company's common share on the TSX on the date of termination. Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expenses.

A summary of the Company's DSU activity is as follows:

	2015			2014		
	Number		**Amount**	Number		Amount
Balance at January 1,	**87,850**	**$**	**1,168**	131,320	$	2,521
DSU redemptions	**(15,713)**		**(188)**	(49,441)		(1,472)
DSU compensation expense	**11,491**		**108**	5,971		105
DSU fair value adjustments	**-**		**(342)**	-		14
At December 31,	**83,628**	**$**	**746**	87,850	$	1,168

For the year ended December 30, 2015, the Company recognized $108 (2014 - $105) as expense for the issue of new DSUs and a recovery of ($342) (2014 - expense of $14) for the mark-to-market adjustment on the liability.

The DSU liability at December 31, 2015 of $746 (2014 - $1,168) was included in trade and other payables. DSUs vest immediately on the date of issuance.

Restricted Share Units ("RSUs")

The RSU liability at December 30, 2015 was $nil (2014 - $nil) as all outstanding units had vested and were paid out at December 31, 2014.

A summary of the Company's RSU activity is as follows:

	2015			2014		
	Number		Amount	Number		Amount
Balance at January 1,	-	$	-	46,885	$	660
RSUs vested redemptions	-		-	(46,885)		(623)
RSU amortization expense	-		-	-		236
RSU fair value adjustments	-		-	-		(273)
At December 31,	-	$	-	-	$	-

Summary of stock-based compensation expense (recovery)

		2015		2014
Stock-based compensation expense - stock options	$	272	$	291
Stock-based compensation expense - performance share units		314		253
Stock-based compensation expense - performance share units change in estimate recovery		(543)		-
Deferred share unit - new issuance		108		105
Deferred share unit - mark-to-market adjustment		(342)		14
Restricted share unit expense		-		236
Restricted share unit expense - mark-to-market adjustment		-		(273)
At December 31,	$	(191)	$	626

Note 20 - Selling, General and Administrative Expenses

Year ended December 31,		2015		2014
Salaries and benefits, office administration and other expenses	$	10,032	$	10,655
Depreciation		329		422
Amortization		45		53
Stock-based compensation (including stock options and PSUs)		43		544
DSUs		(234)		119
RSUs		-		(37)
Total	$	10,215	$	11,756

Note 21 - Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the years ended December 31, 2015 and 2014, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Year ended December 31,		2015		2014
Research and product development expenses	$	6,198	$	6,682
Government research and product development funding		(2,051)		(3,398)
Development costs capitalized		(77)		-
Total	$	4,070	$	3,284

Note 22- Key Management Compensation

Key management includes the Company's directors and key executive members.

Year ended December 31,		2015		2014
Salaries and short-term employee benefits	$	1,977	$	2,174
Stock-based compensation				
DSUs		108		111
Stock options		379		-
PSUs		412		311
Total	$	2,876	$	2,596

Note 23 - Expenses by Nature

The following expenses are included in cost of sales; selling, general and administrative expenses; and gross research and development expenses.

Year ended December 31,		2015		2014
Raw materials and consumables used	$	25,155	$	27,381
Employee benefits (note 24)		14,913		17,286
Facilities		2,680		3,189
Shareholder and other corporate communications		419		405
Depreciation and amortization		630		662
Professional services		1,098		1,067
Insurance		501		534
Marketing		280		328
Other		630		1,920
Total	$	46,306	$	52,772

Note 24 - Employee Benefits Expense

The following employee benefits expenses are included in cost of sales; selling, general and administrative expenses; and research and development expenses.

Year ended December 31,		2015		2014
Salaries and wages	$	14,145	$	15,467
Stock-based compensation (including PSUs), net of change in management estimate		43		544
Medical, dental and insurance		379		698
Pension costs		276		121
Stock-based compensation - RSUs and DSUs		(234)		82
Other		304		374
Total	$	14,913	$	17,286

Note 25 - Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Year ended December 31,		2015		2014
Foreign exchange contracts - fair market value adjustment on settled held for trading financial instruments	$	(544)	$	-
Foreign exchange contracts - fair market value adjustment on unsettled held for trading financial instruments		(42)		
Issuance of warrants (note 14)		(885)		-
Loss from change in fair value of exercised warrants		-		(142)
Gain from change in fair value of outstanding warrants (note 14)		133		-
Loss from change in net present value of repayable government contribution (note 17)		-		(38)
Total	$	(1,338)	$	(180)

Note 26 - Income Taxes

The Corporation had net losses for the periods ended December 31, 2015 and 2014 and income tax expense was $nil for each of these years.

The estimated income tax rate for the Company is based on substantively enacted corporate tax rates, expected timing of reversals, and expected taxable income allocation to various tax jurisdictions.

The Company's computation of income tax expense is as follows:

Year ended December 31,		2015		2014
Loss before income taxes	$	(11,442)	$	(4,523)
Statutory income tax rate		25%		25%
Income tax recovery at statutory rates		(2,860)		(1,130)
Non-deductible expenses		102		82
Other permanent differences		(68)		(163)
Effect of income tax and rate changes on deferred income taxes		168		-
Effect of foreign currency rate changes on deferred income taxes		3,423		(576)
Income taxes at different rates in foreign and other provincial jurisdictions		(370)		(198)
Other		(103)		(195)
Tax losses and other temporary differences not recognized		(292)		2,180
Total income tax expense	$	-	$	-

At December 31, 2015, the Company has available income tax loss carry-forwards of $80,351 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

For the years ended		
2023	$	130
2024		190
2025		244
2026		512
2027		14
2028		1
2029		541
2030		7,208
2031		6,432
2032		5,706
2033		130
2034		4,471
2035		5,876
No expiry		48,896
Total	$	80,351

Components of the Company's deductible temporary differences and unused tax losses are:

Year ended December 31,		2015		2014
Non-capital losses	$	**24,224**	$	24,686
Investment tax credits		**1,460**		1,593
Scientific research and experimental development		**909**		941
Property, plant and equipment and intellectual property		**1,027**		916
Provisions		**190**		156
Other		**247**		59
Total	$	**28,057**	$	28,351

No deferred income tax asset has been recognized in respect of the $28,057 of losses and other temporary differences, reflecting the Company's uncertainty associated with the realization of all deferred income tax assets.

Note 27 - Net Loss Per Share

The loss per share for the periods ended December 31, 2015 and 2014 was as follows:

		2015		2014
Net loss	$	**(11,442)**	$	(4,523)
Weighted average number of common shares outstanding – basic		**10,199,015**		9,718,349
Dilutive effect of stock options		**-**		-
Dilutive effect of warrants		**-**		-
Weighted average number of shares outstanding – diluted		**10,199,015**		9,718,349
Net loss per share – basic and diluted	$	**(1.12)**	$	(0.47)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 28 – Commitments and Contingencies

Forgivable loan facility

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators ("IESO") to provide a 2MW Power-to-Gas storage unit to the Province of Ontario. It is anticipated that the unit will ship in 2017. Hydrogenics will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO's use of the energy storage solution over the three-year period.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation ("MRI"), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program ("IDF"). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is expected to be C$8,000, of which C$1,960 of the costs will be funded by Hydrogenics, C$2,040 will be funded by Enbridge and the remaining C$4,000 from the forgivable loan. The project completion date is expected to be March 31, 2017.

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack two MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

At December 31, 2015, the Company has accumulated total costs in building the unit of $755, which have been classified as property, plant and equipment. The Company has received total funding of $118 under the IDF loan, of which $118 was received in the year ended December 31, 2015 relating to expenditures in the year ended 2014, and has accrued an additional $215 of funding to be received relating to expenditures in the year ended 2015. The funding amounts have been recorded as a reduction to property, plant and equipment.

Rental expenses

The Company incurred rental expenses of $894 under operating leases in 2015 (2014 - $884). The Company has future minimum lease payments under operating leases relating to premises, office equipment and vehicles as follows:

For the years ended		
2016	$	872
2017		930
2018		428
2019		386
2020		384
Thereafter		269
Total	$	3,269

The Company leases various premises, office equipment and vehicles under non-cancellable operating lease agreements. The lease agreements are classified as non-cancellable, as penalties are charged if cancellation does occur. Certain leases contain purchase option clauses, which provide the Company with the ability to purchase the equipment or automobile at fair value at the time of exercise. The leases have varying terms, escalation clauses and renewal rights.

Indemnification agreements

The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Company has purchased directors' and officers' liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that require the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Company is not aware of any claims.

Note 29 - Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company. During 2015, Hydrogenics made purchases of $105 (2014 - $171) from this related company. At December 31, 2015, the Company had an accounts payable balance due to this related party of $26 (2014 - $12).

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During 2015, the Company had sales to the joint venture of $724 (2014 - $3,136), and at the end of December 31, 2015 the Company had a receivable of $359 (2014 - $935) owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company's subsidiaries.

Note 30 - Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

December 31,		2015		2014
Decrease (increase) in current assets				
Trade and other receivables	$	2,177	$	(7,447)
Inventories		(314)		(1,877)
Prepaid expenses		312		232
Increase (decrease) in current liabilities				
Trade and other payables, including warranty provision		(2,878)		(624)
Deferred revenue		2,301		(741)
Total	$	1,598	$	(10,457)

Note 31 - Segmented Financial Information

The Company's two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products

Financial information by reportable segment for the years ended December 31, 2015 and 2014 was as follows:

Year ended December 31, 2015		OnSite Generation		Power Systems		Corporate and Other		Total
Revenues from external customers	$	23,556	$	12,308	$	-	$	35,864
Gross profit		3,391		2,580		-		5,971
Selling, general and administrative expenses		2,665		3,920		3,630		10,215
Research and product development expenses		1,917		2,126		27		4,070
Segment loss		(1,191)		(3,466)		(3,657)		(8,314)
Interest expense, net		-		-		(1,322)		(1,322)
Foreign currency losses, net		-		-		(428)		(428)
Loss in joint venture		-		-		(40)		(40)
Other finance losses, net		-		-		(1,338)		(1,338)
Loss before income taxes	$	(1,191)	$	(3,466)	$	(6,785)		(11,442)

Year ended December 31, 2014	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$ 30,192	$ 15,356	$ -	$ 45,548
Gross profit	6,102	5,112	-	11,214
Selling, general and administrative expenses	3,293	4,143	4,320	11,756
Research and product development expenses	1,070	2,194	20	3,284
Segment gain (loss)	1,739	(1,225)	(4,340)	(3,826)
Interest expense, net	-	-	(540)	(540)
Foreign currency gains (losses), net	-	-	117	117
Loss in joint venture	-	-	(94)	(94)
Other finance losses, net	-	-	(180)	(180)
Income (loss) before income taxes	$ 1,739	$ (1,225)	$ (5,037)	$ (4,523)

Balance sheet information by reportable segment at December 31, 2015 and 2014 was as follows:

At December 31, 2015	**OnSite Generation**	**Power Systems**	**Corporate and Other**	**Total**
Cash and cash equivalents and restricted cash	**$ 6,120**	**$ 456**	**$ 18,325**	**$ 24,901**
Trade and other receivables	**3,109**	**7,310**	**-**	**10,419**
Inventories	**9,824**	**4,446**	**-**	**14,270**
Investment in joint venture	**-**	**-**	**1,951**	**1,951**
Property, plant and equipment	**410**	**2,639**	**-**	**3,049**
Goodwill and intangibles	**4,257**	**-**	**93**	**4,350**
Other assets	**106**	**207**	**115**	**428**
Total Assets	**$ 23,826**	**$ 15,058**	**$ 20,484**	**$ 59,368**
Current liabilities	**$ 13,434**	**$ 7,567**	**$ 9,296**	**$ 30,297**
Non-current liabilities	**1,124**	**7,569**	**130**	**8,823**
Total Liabilities	**$ 14,558**	**$ 15,136**	**$ 9,426**	**$ 39,120**

At December 31, 2014	OnSite Generation	Power Systems	Corporate and Other	Total
Cash and cash equivalents and restricted cash	$ 3,354	$ 245	$ 6,822	$ 10,421
Trade and other receivables	4,614	8,286	-	12,900
Inventories	9,714	4,984	-	14,698
Investment in joint venture	-	-	2,150	2,150
Property, plant and equipment	454	1,419	-	1,873
Goodwill and intangibles	4,633	-	133	4,766
Other assets	219	449	79	747
Total Assets	$ 22,988	$ 15,383	$ 9,184	$ 47,555
Current liabilities	$ 9,358	$ 10,060	$ 1,901	$ 21,319
Non-current liabilities	1,109	9,318	333	10,760
Total Liabilities	$ 10,467	$ 19,378	$ 2,234	$ 32,079

The Company's derivative financial instruments are considered to be segment liabilities and are included in OnSite Generation.

Property, plant and equipment are located in the following countries:

Year ended December 31,	2015	2014
Canada	$ 2,374	$ 1,167
Belgium	410	454
Germany	265	252
Total	$ 3,049	$ 1,873

Revenue from external customers by region was as follows:

Year ended December 31,	2015	2014
European Union	$ 15,106	$ 15,645
Eastern Europe	7,695	11,084
North America	6,288	7,712
Asia	4,300	8,336
Africa	927	330
South and Central America	1,051	1,838
Middle East	389	523
Oceania and Carribbean	108	80
Total	$ 35,864	$ 45,548

Revenue for the largest customers as a percentage of the total revenue was as follows:

Year ended December 31,	2015	2014
First largest (Power segment)	13%	14%
Second largest (2015 Power, 2014 Generation)	6%	10%
Third largest (2015 Generation, 2014 Power/Generation)	5%	8%
Fourth largest (2015 Generation, 2014 Power)	5%	8%
All other customers	71%	60%
Total	100%	100%

Note 32 - Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

(i) Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii) Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii) Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the RSUs and DSUs is classified as Level 1. The fair value of the derivative assets/liabilities and warrants are classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the year ended December 31, 2015.

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities. The following table summarizes information regarding the carrying value of the Company's financial instruments:

		2015		2014
Cash and cash equivalents	$	**23,398**	$	6,572
Restricted cash		**971**		3,228
Restricted cash – non-current		**532**		621
Trade and other receivables		**10,419**		12,900
Loans and receivables	$	**35,320**	$	23,321
Trade and other payables	$	**7,776**	$	12,937
Current portion of long-term debt and repayable government contribution		**7,494**		219
Deferred share unit liability		**746**		1,168
Operating borrowings		**1,086**		-
Warrants		**752**		-
Non-current portion of long-term debt		**2,702**		2,922
Non-current portion of repayable government contributions		**130**		334
Post-retirement benefit liabilities		**288**		208
Derivative liability		**42**		-
Other financial liabilities	$	**21,016**	$	17,788

Liquidity risk

The Company has sustained losses and negative cash flows from operations since its inception. At December 31, 2015, the Company had $23,398 (2014 - $6,572) of current unrestricted cash and cash equivalents. Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk as it continues to have net cash outflows to support its operations. The Company's objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Company achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company's financing plans and compliance with internal targets. A significant portion of the Company's financial liabilities is classified as current liabilities, as settlement is expected within one year.

The following table details the Company's contractual maturity for its net financial liabilities. The information presented is based on the earliest date on which the Company can be required to pay and represents the undiscounted cash flow including principal and interest.

At December 31, 2015	**Due in less than 1 year**	**Due in 1-3 years**	**Due in 4-5 years**	**Due in 6-10 years**
Trade and other payables	$ 7,776	$ -	$ -	$ -
Deferred share unit liability	746	-	-	-
Operating borrowings	1,086	-	-	-
Warrants	752	-	-	-
Current portion of long-term debt - Province of Ontario and institutional	7,663	-	-	-
Repayable government contributions	208	160	-	-
Derivative liability	42	-	-	-
Long-term debt	-	1,939	1,817	863
Total	$ 18,273	$ 2,099	$ 1,817	$ 863

At December 31, 2014	Due in less than 1 year	Due in 1-3 years	Due in 4-5 years	Due in 6-10 years
Trade and other payables	$ 11,769	$ -	$ -	$ -
Deferred share unit liability	1,168	-	-	-
Current portion of long-term debt - Province of Ontario and institutional	-	-	-	-
Repayable government contributions	239	439	-	-
Long-term debt	-	1,221	2,328	2,177
Total	$ 13,176	$ 1,660	$ 2,328	$ 2,177

Derivatives	**Due in less than 1 year**
Notional Amount Receivable	
Euro	$ 1,910
Notional Amount Payable	
USD	1,750
GBP	$ 221

Credit risk

Credit risk arises from the risk one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to credit risk from customers. At December 31, 2015, the Company's two largest customers accounted for 19% of revenue (24% at December 31, 2014) and 61% of accounts receivable (2014 – 58%). In order to minimize the risk of loss for trade receivables, the Company's extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and in some cases, irrevocable letters of credit. The majority of the Company's sales are invoiced with payment terms between 30 and 60 days. The Company's objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable.

The Company's trade receivables have a carrying value of $8,764 at December 31, 2015 (2014 - $10,518), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts.

The aging of these receivables is as follows:

At December 31,	**2015**	2014
Not due	**89%**	68%
Less than 30 days past due	**7%**	11%
Less than 60 days past due, more than 30 days past due	**2%**	8%
More than 60 days past due	**2%**	13%
Total	**100%**	100%

The Company's gross exposure to credit risk for trade receivables by geographic area at December 31 was as follows:

At December 31,	**2015**	2014
Europe	**72%**	59%
North America	**9%**	20%
Asia	**4%**	17%
Rest of world	**15%**	4%
Total	**100%**	100%

The activity of the allowance for doubtful accounts for the year is as follows:

		2015		2014
Allowance for doubtful accounts, beginning of year	**$**	**133**	$	139
Bad debt expense		**-**		9
Reversal of bad debt expense		**(6)**		(13)
Writeoff of bad debts		**-**		(2)
December 31,	**$**	**127**	$	133

The Company believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 60 days of the payment term on the invoice.

The Company may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with chartered Canadian, chartered Belgian and German banks. The credit risk is limited because the counterparties are chartered banks with high credit ratings assigned by international credit rating agencies. In addition, the Company minimizes exposure to credit risk by strategically managing cash balances at individual banks. As well, the Company may also fund working capital by leveraging credit facilities that are not 100% secured by cash, resulting in a mitigation of credit risk at the corresponding bank.

The Company's objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these banks. The Company's cash and cash equivalents and restricted cash was $24,901 at December 31, 2015 (2014 - $10,421), representing the maximum exposure to credit risk of these financial assets. Approximately 99% (2014 - 99%) of the Company's cash and cash equivalents and restricted cash at December 31, 2015 was held by four financial institutions.

The Company's exposure to credit risk relating to cash and cash equivalents and restricted cash on deposit segmented by geographic area at December 31, 2015 and 2014 was as follows:

	2015	2014
Canada	**74%**	64%
Belgium	**25%**	33%
Germany	**1%**	3%
	100%	100%

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company's functional currency of US dollars and the functional currency of its Belgium subsidiary in euros. This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company's subsidiaries in Belgium and Germany.

The Company's objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the subsidiary to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. All of the foreign exchange forward contracts expire within the following 12 months.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; trade and other payables and other long-term liabilities, which are denominated in foreign currencies.

The Company recognized a net foreign exchange loss of $428 (2014 - a net gain of $117) for the year ended December 31, 2015.

As at December 31, 2015, the Company had foreign exchange forward contracts totalling $1,750 in notional USD and £150 in notional GBP, all due within one year.

At December 31, 2015, if the Canadian dollar had strengthened/weakened by 10% against the US dollar, with all other variables held constant, the net loss would have been lower/higher by $613 as a result of foreign exchange on the translation of Canadian dollar denominated balances.

At December 31, 2015, if the euro had strengthened/weakened by 10% against the US dollar, with all other variables held constant, the net loss would have been lower by $287 or higher by $318 as a result of foreign exchange on the translation of euro denominated balances.

Interest rate risk

Cash flow interest rate risk arises because of the fluctuation in market interest rates. The Company's objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Company is subject to interest rate risk on its short-term borrowings offset by cash and cash equivalents. The Company's borrowings are at a fixed interest rate. Given the prevailing interest rates earned by the Company's short-term investments, a 10% increase or decrease would have minimal impact on the Company's results.

Note 33 – Capital Management

The Company's objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company's primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company's objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company's ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company's capital is composed of debt and shareholders' equity as follows:

		December 31, 2015		December 31, 2014
Shareholders' equity	$	**20,248**	$	15,476
Operating borrowings		**1,086**		-
Long-term debt and repayable government contributions		**10,326**		3,475
Total		**31,660**		18,951
Less Cash and cash equivalents and restricted cash		**24,901**		10,421
Total capital employed	$	**6,759**	$	8,530

Board of Directors

Douglas S. Alexander, Chairman
Chair of the Board, Member of Audit Committee and Member of Human Resources and Corporate Governance Committee

Michael A. Cardiff, Director
Member of Human Resources and Corporate Governance Committee and member of Audit Committee

Joseph Cargnelli, Director
Chief Technology Officer of the Company

Sara C. Elford, Director
Member of Human Resources and Corporate Governance Committee and member of Audit Committee

David C. Ferguson, Director
Chair of Audit Committee and Member of Human Resources and Corporate Governance Committee

Donald J. Lowry, Director
Chair of Human Resources and Corporate Governance Committee and Member of Audit Committee

Daryl C.F. Wilson, Director
President and Chief Operating Officer of the Company

Shareholder Information

Whistle-blower Hotline
As part of our whistle-blower policy, this hotline allows team members and others to anonymously and confidentially raise accounting, internal controls and ethical inquiries or complaints.

E-delivery of Shareholder Documents
The benefits of electronic delivery (e-delivery) include access to important company documents in a convenient, timely and environmentally friendly manner that also reduces printing and mailing costs. Hydrogenics has engaged CST Trust Company to allow shareholders to receive the annual report and annual mailing materials through e-delivery.

Shareholders
For shareholders who hold their shares directly, you will receive a request for financial statements form by first class mail with your annual meeting mailing. You will need to complete and submit the enrolment form and return it as directed within the card, to receive annual & interim material. On the form, you will be offered a URL for on-line requests and/or the option to receive the annual & interim material physically.

Corporate Office
220 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
Phone: 905.361.3660
Fax: 905.361.3626
www.hydrogenics.com

Auditors
PricewaterhouseCoopers LLP
PwC Tower
18 York Street, Suite 2600
Toronto ON M5J 0B2

Transfer Agent
CST Trust Company
P.O. Box 700
Station B
Montreal, Quebec
Canada H3B 3K3
Email: inquiries@canstockta.com
Website: www.canstockta.com

Stock Exchange Listing
NASDAQ Global Market Symbol: HYGS
Toronto Stock Exchange Symbol: HYG

The Annual and Special Meeting of Shareholders will be held on May 11, 2016 at 10.00 a.m.
at Hydrogenics Corporation, 220 Admiral Boulevard, Mississauga, Ontario, Canada.

HYDROGENICS

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2015 ANNUAL REPORT

2015

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